1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 28, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/10/28

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1	Press Release to Report Operating Results for the Third Quarter of 2011

2	Financial Statements for the Nine Months Ended September 30, 2011 and 2010 and Independent Accountants’ Review Report (Stand Alone)

3	Consolidated Financial Statements for the Nine Months Ended September 30, 2011 and 2010 and Independent Accountants’ Review Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Nine Months Ended September 30, 2011 and 2010

Exhibit 1

Chunghwa Telecom Reports Consolidated Operating Results

for the Third Quarter and First Nine Months of 2011

Taipei, Taiwan, R.O.C. October 28, 2011 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its operating results for the third quarter and first nine months of 2011. All figures were prepared in accordance with generally accepted accounting principles of the Republic of China (“ROC GAAP”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

Third Quarter 2011 Financial Highlights

•	Total consolidated revenue increased by 9.5% to NT$55.71 billion

•	Mobile communications revenue increased by 6.6% to NT$23.76 billion; mobile value-added services (VAS) revenue increased by 40.5% to NT$3.92 billion

•	Internet revenue increased by 0.6% to NT$6.44 billion; internet VAS revenue increased by 13.3% to NT$0.61 billion

•	Domestic fixed communications revenue increased by 17.1% to NT$20.52 billion

•	International fixed communications revenue decreased by 6.0% to NT$3.78 billion

•	Total operating costs and expenses increased by 14.9% to NT$41.83 billion

•	Net income totaled NT$11.93 billion, representing a 0.2% decrease

•	Basic earnings per share (EPS) increased by 25.2% to NT$1.54

First Nine Months 2011 Financial Highlights

•	Total consolidated revenue increased by 8.3% to NT$162.61 billion

•	Mobile communications revenue increased by 3.5% to NT$68.95 billion; mobile VAS revenue increased by 40.4% to NT$11.21 billion

•	Internet revenue increased by 2.5% to NT$18.78 billion; internet VAS revenue increased by 14.7% to NT$1.85 billion

•	Domestic fixed communications revenue increased by 14.3% to NT$59.5 billion

•	International fixed communications revenue decreased by 2.3% to NT$11.43 billion

•	Total operating costs and expenses increased by 12.7% to NT$119.37 billion

•	Net income totaled NT$37.07 billion, representing a 0.3% increase

•	Basic EPS increased by 24.7% to NT$4.75

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer, said, “I would like to report to you some key business developments for the third quarter. For mobile business, smartphones as percentage of total handsets sold continued to grow, reaching 45% for the quarter. We successfully addressed market competition by offering limited “free on-net call” and “my hot line” packages to enhance customer loyalty. Within our domestic fixed-line business, our strategy to promote higher-speed broadband services has enabled us to accumulate over 365 thousand subscribers to our 50 Mbps offering to date. Our IPTV packages remain competitive, with subscribers currently totaling 980 thousand. We anticipate that the positive feedback engendered by our enriched Family Package will provide impetus for further growth, in addition to our planned expansion in the number of HD channels to 43 by the end of this year. In response to customer demand for ubiquitous services, we plan to launch our new IPTV platform in December this year so that customers can take advantage of our cloud computing technology to enjoy our high-quality programs on televisions, computers, tablets and handsets. I am pleased with the progress we have made in executing on these and other initiatives within our VAS and broadband segments, and I am confident that these segments will play an increasingly important role in the Company’s future growth.”

Revenue

Chunghwa’s total consolidated revenue for the third quarter of 2011 increased by 9.5% year-over-year to NT$55.71 billion, of which 42.6% was from the mobile business, 11.6% was from the internet business, 36.8% was from the domestic fixed business, 6.8% was from the international fixed business, and the remainder was from others. Despite the National Communications Commission (“NCC”) tariff reduction that came into effect on April 1, 2010, Chunghwa succeeded in maintaining its growth momentum, due mainly to an increase in fixed line revenue resulting from the shift in the pricing right of a fixed-to-mobile call from mobile to fixed network operators, as well as mobile VAS and handset sales. In addition, property sales from the Company’s property development subsidiary also contributed to Chunghwa’s revenue growth.

Total revenue for the mobile business amounted to NT$23.76 billion for the third quarter 2011, representing a year-on-year increase of 6.6%, mainly due to growth in mobile VAS revenue and handset sales relating to smartphone promotions, which offset the decline in mobile voice revenue. The decline in mobile voice revenue resulted primarily from the shift in pricing right for fixed to mobile calls from mobile to fixed operators and the NCC mandated tariff reduction.

Chunghwa’s internet business revenue increased to NT$6.44 billion in the third quarter of 2011, with a lower 0.6% year-over-year growth rate than before due to the company’s broadband tariff reduction in June.

For the third quarter of 2011, domestic fixed revenue totaled NT$20.52 billion, representing an increase of 17.1% year-over-year. Local revenues increased by 32.6% year-over-year, mainly due to the shift in pricing right for fixed to mobile calls. The 11.4% decline in Domestic Long Distance (“DLD”) revenues was due to mobile and Voice over Internet Protocol (“VOIP”) substitution, as well as reflecting the mandated tariff reduction.

Broadband access revenue, including ADSL and Fiber to the x (“FTTx”), decreased by 2.1% year-over-year to NT$5.01 billion, primarily due to the company’s broadband tariff reduction in June, as well as the mandated tariff reduction

International fixed line revenue decreased by 6.0% to NT$3.78 billion, primarily due to the decrease in international long distance service revenue as a result of market competition.

Other revenue grew by 94.8%, primarily due to the increase in property sales from the Company’s property development subsidiary.

For the first nine months of 2011, total revenue was NT$162.61 billion, a 8.3% increase compared to the same period last year. Of this total, 36.6% was contributed by the domestic fixed business, 42.4% was from the mobile business, 11.5% was from the Internet business, the international fixed business accounted for 7.0%, and the remainder was from others.

Costs and Expenses

Total operating costs and expenses for the third quarter of 2011 amounted to NT$41.83 billion, an increase of 14.9% compared to the same period of 2010. This increase was mainly due to the higher cost of handsets sold, interconnection costs and transition fees resulting from the shift in pricing right of fixed-to-mobile calls, and the increase in corporate solution & ICT expenses and maintenance expenses.

Total operating costs and expenses for the first nine months of 2011 increased by 12.7% year-over-year to NT$119.37 billion, due mainly to the same reasons as for the third quarter.

Income Tax

Income tax expense for the third quarter of 2011 was NT$2.08 billion, representing a 9% decrease compared to NT$2.28 billion for the same period of 2010. The decrease was due to the lower Income from operations.

EBITDA and Net Income

EBITDA for the third quarter of 2011 decreased by 4.1% to NT$21.9 billion, while income from operations decreased by 3.9% to NT$13.88 billion. The decreases in both EBITDA and income from operations reflected the higher operating costs and expenses.

The EBITDA margin for the third quarter of 2011 was 39.38% compared to 44.98% in the same period of 2010, and the operating margin was 24.9%, compared to 28.4% in the previous year. Net income decreased by 0.2% year-over-year to NT$11.93 billion. Earnings per share increased by 25.2% year-over-year to NT$1.54, primarily due to the capital reduction in January 2011, which reduced the total number of outstanding shares by 20%.

Capital Expenditure (“Capex”)

Total capex for the third quarter of 2011 amounted to NT$6.66 billion, a 7.9% year-over-year increase. Of the NT$6.66 billion capex figure, 66.5% was used for the domestic fixed communications business, 13.4% was for the mobile business, 10.7% was for the internet business, 6.3% was for the international fixed communications business, and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for the third quarter of 2011 decreased by 2.3% year-over-year to NT$19.1 billion.

Business and Operational Highlights

Broadband/HiNet

•

As of September 30, FTTx subscribers had reached 2.32 million, accounting for 51.8% of total broadband users. This year, the Company is continuing to execute on its strategy to encourage FTTx migration. On June 22, the Company further reduced its broadband service tariffs, especially for speeds of 20Mbps and 50Mbps, to stimulate the momentum of migration and subscription. Although the lower broadband tariff had a temporary impact on the Company’s revenue, the Company believes the speed upgrade will have a positive effect on its promotion of broadband value added services in the long run.

•	HiNet broadband subscribers totaled 3.67 million at the end of September 2011, a year-over-year rise of 3.0%.

Mobile

•	As of September 30, 2011, Chunghwa had 9.96 million mobile subscribers, an increase of 4.0% compared to 9.58 million at the end of September 2010.

•

As of September 30, 2011, Chunghwa had 1.32 million mobile internet subscribers compared to 653 thousand subscribers as of September 2010, demonstrating the strong growth momentum that the Company has achieved. Chunghwa expects to accumulate 1.47 million mobile internet subscribers by year-end.

•

Mobile VAS revenue for the third quarter of 2011 rose 40.5% year-over-year to NT$3.92 billion, with mobile Internet revenue increasing 80.5% year-over-year, making it the largest contributor to VAS revenue.

Domestic/International Fixed-line

•	As of the end of September 2011, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.24 million.

•	As of October 28, 2011, Chunghwa’s Multimedia-on-demand (MOD) subscriber number has reached over 980 thousand and continues to rise, suggesting that the enriched content is meeting customer needs.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with U.S. GAAP or ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw

Exhibit 2

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2011 and 2010, and the related statements of operations and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As discussed in Note 12 to the financial statements, we did not review all financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity method investees were NT$10,531,399 thousand and NT$9,454,916 thousand as of September 30, 2011 and 2010, respectively, and the equity in earnings were NT$1,296,960 thousand and NT$281,448 thousand for the nine months ended September 30, 2011 and 2010, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also reviewed the consolidated financial statements of the Company and its subsidiaries as of and for the nine months ended September 30, 2011 and 2010, and have issued a qualified review report.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

October 24, 2011

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2011		2010
ASSETS	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$44,356,013	11	$61,033,067	15
Financial assets at fair value through profit or loss (Notes 2 and 5)	191	—	24,675	—
Available-for-sale financial assets (Notes 2 and 6)	1,945,808	1	2,434,791	1
Held-to-maturity financial assets (Notes 2 and 7)	1,621,912	—	1,343,595	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,435,721 thousand in 2011 and $2,651,982 thousand in 2010 (Notes 2 and 8)	20,334,764	5	12,369,336	3
Receivables from related parties (Note 23)	356,250	—	428,292	—
Other monetary assets (Note 9)	1,721,905	—	4,621,699	1
Inventories (Notes 2 and 10)	833,207	—	792,688	—
Deferred income tax assets (Notes 2 and 20)	105,537	—	60,298	—
Other current assets (Notes 11 and 23)	7,067,465	2	5,871,909	1

Total current assets	78,343,052	19	88,980,350	21

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	11,884,135	3	10,716,090	2
Financial assets carried at cost (Notes 2 and 13)	2,315,474	1	2,305,354	1
Held-to-maturity financial assets (Notes 2 and 7)	12,681,837	3	7,227,058	2
Other monetary assets (Notes 14 and 24)	1,000,000	—	1,000,000	—

Total long-term investments	27,881,446	7	21,248,502	5

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,271,671	25	101,292,063	24
Land improvements	1,552,425	—	1,538,009	—
Buildings	65,837,626	16	65,505,978	16
Computer equipment	13,989,733	3	15,266,878	4
Telecommunications equipment	646,750,820	156	654,799,495	155
Transportation equipment	2,404,209	1	1,958,226	—
Miscellaneous equipment	6,420,513	2	7,002,824	2

Total cost	838,226,997	203	847,363,473	201
Revaluation increment on land	5,762,611	1	5,800,909	1

	843,989,608	204	853,164,382	202
Less: Accumulated depreciation	563,642,459	136	566,502,963	134

	280,347,149	68	286,661,419	68
Construction in progress and advances related to acquisitions of equipment	14,210,089	3	13,252,196	3

Property, plant and equipment, net	294,557,238	71	299,913,615	71

INTANGIBLE ASSETS (Note 2)
3G concession	5,427,414	1	6,176,022	2
Other	488,880	—	364,501	—

Total intangible assets	5,916,294	1	6,540,523	2

OTHER ASSETS
Idle assets (Note 2)	878,896	—	878,896	—
Refundable deposits	1,556,911	1	1,409,804	—
Deferred income tax assets (Notes 2 and 20)	408,279	—	358,143	—
Others (Note 23)	4,094,808	1	3,336,547	1

Total other assets	6,938,894	2	5,983,390	1

TOTAL	$413,636,924	100	$422,666,380	100

	2011		2010
LIABILITIES AND STOCKHOLDERS’ EQUITY	Amount	%	Amount	%
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$82,269	—	$—	—
Trade notes and accounts payable	8,479,191	2	6,254,908	1
Payables to related parties (Note 23)	2,419,361	1	1,524,769	—
Income tax payable (Notes 2 and 20)	1,761,326	—	2,533,663	1
Accrued expenses (Note 16)	12,544,444	3	12,457,965	3
Other current liabilities (Note 17)	19,488,168	5	15,470,146	4

Total current liabilities	44,774,759	11	38,241,451	9

DEFERRED INCOME	2,546,147	—	2,549,509	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,405,075	1	1,263,237	—
Customers’ deposits (Note 23)	5,060,655	1	5,815,012	2
Deferred credit - profit on intercompany transactions (Note 23)	746,432	—	1,485,916	—
Others	273,876	—	336,708	—

Total other liabilities	7,486,038	2	8,900,873	2

Total liabilities	54,901,930	13	49,786,819	12

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares in 2011 and 9,696,808 thousand shares in 2010	77,574,465	19	96,968,082	23

Additional paid-in capital
Capital surplus	169,496,289	41	169,496,289	40
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	26,460	—	2,262	—

Total additional paid-in capital	169,535,919	41	169,511,721	40

Retained earnings
Legal reserve	66,122,145	16	61,361,255	14
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	37,065,672	9	36,951,097	9

Total retained earnings	105,863,711	26	100,988,246	24

Other adjustments
Cumulative translation adjustments	(25,363)	—	34,421	—
Unrecognized net loss of pension	(40,617)	—	(84,487)	—
Unrealized gain (loss) on financial instruments	64,050	—	(341,868)	—
Unrealized revaluation increment	5,762,829	1	5,803,446	1

Total other adjustments	5,760,899	1	5,411,512	1

Total stockholders’ equity	358,734,994	87	372,879,561	88

TOTAL	$413,636,924	100	$422,666,380	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 24, 2011)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
NET REVENUES (Note 23)	$144,570,239	100	$138,602,526	100

OPERATING COSTS (Note 23)	79,338,706	55	72,143,264	52

GROSS PROFIT	65,231,533	45	66,459,262	48

OPERATING EXPENSES (Note 23)
Marketing	19,738,651	13	18,443,267	13
General and administrative	2,607,006	2	2,526,906	2
Research and development	2,524,780	2	2,375,599	2

Total operating expenses	24,870,437	17	23,345,772	17

INCOME FROM OPERATIONS	40,361,096	28	43,113,490	31

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net	1,577,531	1	534,863	1
Gain on disposal of property plant and equipment, net	1,001,322	1	—	—
Interest income	482,499	—	312,443	—
Gain on disposal of financial instruments, net	20,097	—	—	—
Dividend income	13,356	—	17,156	—
Foreign exchange gain, net	1,207	—	29,655	—
Valuation gain on financial instruments, net	—	—	8,226	—
Others	242,937	—	181,817	—

Total non-operating income and gains	3,338,949	2	1,084,160	1

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net	116,357	—	—	—
Interest expense	60	—	75,472	—
Loss on disposal of financial instruments, net	—	—	102,098	—
Impairment loss on assets	—	—	52,916	—
Loss on disposal of property, plant and equipment, net	—	—	10,821	—
Others	18,758	—	42,116	—

Total non-operating expenses and losses	135,175	—	283,423	—

INCOME BEFORE INCOME TAX	43,564,870	30	43,914,227	32

INCOME TAX EXPENSES (Notes 2 and 20)	6,499,653	4	6,970,037	5

NET INCOME	$37,065,217	26	$36,944,190	27

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2011		2010
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 21)
Basic earnings per share	$5.59	$4.75	$4.53	$3.81

Diluted earnings per share	$5.57	$4.74	$4.51	$3.80

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 24, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$37,065,217	$36,944,190
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	92,688	261,579
Depreciation and amortization	23,843,561	25,414,775
Valuation loss (gain) on financial instruments, net	116,357	(8,226)
Amortization of premium of financial assets	42,823	26,531
(Gain) loss on disposal of financial instruments, net	(20,097)	102,098
(Gain) loss on disposal of property, plant and equipment, net	(1,001,322)	10,821
Impairment loss on assets	—	52,916
Loss arising from natural calamities	985	14,152
Equity in earnings of equity method investees, net	(1,577,531)	(534,863)
Cash dividends received from equity method investees	532,858	278,677
Deferred income taxes	(61,928)	40,682
Changes in operating assets and liabilities:
Financial assets held for trading	23,116	(2,712)
Trade notes and accounts receivable	(7,464,969)	(1,554,923)
Receivables from related parties	110,172	(45,074)
Other current monetary assets	358,509	(1,210,998)
Inventories	286,816	393,834
Other current assets	(2,675,723)	(2,349,101)
Trade notes and accounts payable	(973,238)	(1,697,982)
Payables to related parties	101,921	(330,973)
Income tax payable	(2,650,215)	(1,624,323)
Accrued expenses	(4,717,711)	(4,042,095)
Other current liabilities	2,255,739	898,710
Deferred income	(42,763)	65,745
Accrued pension liabilities	122,053	55,280

Net cash provided by operating activities	43,767,318	51,158,720

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(3,113,994)	(1,774,165)
Proceeds from disposal of available-for-sale financial assets	2,263,889	14,389,794
Acquisition of held-to-maturity financial assets	(5,113,772)	(4,556,071)
Proceeds from disposal of held-to-maturity financial assets	1,138,898	988,144
Acquisition of financial assets carried at cost	(10,120)	(79,306)
Acquisition of investments accounted for using equity method	(671,063)	(320,740)
Return of capital on investments accounted for by the equity method	815,827	—
Acquisition of property, plant and equipment	(16,286,008)	(15,412,218)
Proceeds from disposal of property, plant and equipment	647,987	16,018

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010
Acquisition of intangible assets	$(232,344)	$(125,543)
Increase in other assets	(573,544)	(2,600,594)

Net cash used in investing activities	(21,134,244)	(9,474,681)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(736,575)	(90,096)
Increase in other liabilities	7,068	111,594
Cash dividends paid	(42,854,462)	(39,369,041)
Cash paid to stockholders for capital reduction	(19,393,617)	(9,696,808)

Net cash used in financing activities	(62,977,586)	(49,044,351)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(40,344,512)	(7,360,312)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	84,700,525	68,393,379

CASH AND CASH EQUIVALENTS, END OF PERIOD	$44,356,013	$61,033,067

SUPPLEMENTAL INFORMATION
Interest paid	$60	$68,780

Income tax paid	$9,211,796	$8,553,678

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$17,320,361	$13,995,359
Payables to suppliers	(1,034,353)	1,416,859

	$16,286,008	$15,412,218

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 24, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (GSM) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

The MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”) and released the stock to the staff. The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of September 30, 2011 and 2010, the Company had 24,630 and 24,398 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates. When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity. Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc. Actual results may differ from these estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date. All other assets are classified as noncurrent. Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date. All other liabilities are classified as noncurrent.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows: Swap contracts are estimated by valuation techniques.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost. The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets. An impairment loss is recognized when there is objective evidence that the asset is impaired. A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011. The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34. Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted average method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to the Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 2 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018. The 3G Concession is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

Expenditures on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified for intangible assets, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the Company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from, research and development are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011. When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34. There was no effect on the net income and after-tax basic earnings per share for the nine months ended September 30, 2011 as a result of the adoption of SFAS No. 34.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2011	2010
Cash
Cash on hand	$70,295	$77,778
Bank deposits	1,531,379	3,608,258
Negotiable certificate of deposit, annual yield rate - ranging from 0.80%-0.95% and 0.47%-0.56% for 2011 and 2010, respectively	37,450,000	53,900,000

	39,051,674	57,586,036

Cash equivalents
Commercial paper purchased, annual yield rate - ranging from 0.66% and 0.32%-0.35% for 2011 and 2010, respectively	5,304,339	3,196,982
Treasury bills, annual yield rate 0.32%	—	250,049

	5,304,339	3,447,031

	$44,356,013	$61,033,067

As of September 30, 2011 and 2010, foreign deposits in bank were as following:

	September 30
	2011	2010
United States of America - New York (US$378 thousand and US$605 thousand for 2011 and 2010, respectively)	$11,528	$18,947

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2011	2010
Derivatives - financial assets
Currency swap contracts	$191	$24,675

Derivatives - financial liabilities
Currency swap contracts	$82,269	$—

Chunghwa entered into currency swap contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts as of September 30, 2011 and 2010 were as follows:

September 30, 2011	Currency	Maturity Period	Contract Amount (In Thousands)
Currency swap contracts	US$/NT$	2011.12	US$4,000 /NT$122,000
Currency swap contracts	US$/NT$	2011.10-12	US$58,000/NT$1,685,069

(Continued)

September 30, 2010	Currency	Maturity Period	Contract Amount (In Thousands)
Currency swap contracts	US$/NT$	2010.10	US$30,000 /NT$964,375

(Concluded)

Net loss arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2011 were $93,241 thousand (including realized settlement gain of $23,116 thousand and valuation loss of $116,357 thousand) and net gain arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2010 were $15,286 thousand (including realized settlement loss of $2,712 thousand and valuation gain of $17,998 thousand).

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2011	2010
Open-end mutual funds	$1,945,808	$2,434,791

Movements of unrealized gains (loss) on available-for-sale financial assets were as follows:

	Nine Months Ended September 30
	2011	2010
Balance, beginning of period	$(20,542)	$(466,803)
Recognized in stockholder’s equity	65,204	25,232
Transferred to profit or loss	2,178	99,386

Balance, end of period	$46,840	$(342,185)

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2011	2010
Corporate bonds, nominal interest rate ranging from 1.20%-2.90% and 0.83%-4.75% for 2011 and 2010, respectively; effective interest rate ranging from 1.00%-2.89% and 0.83%-2.95% for 2011 and 2010, respectively	$13,197,703	$8,171,501
Bank debentures, nominal interest rate ranging from 1.37%-2.11% and 1.93%-2.11% for 2011 and 2010, respectively; effective interest rate ranging from 1.25%-2.45% and 2.45%-2.90% for 2011 and 2010, respectively	1,106,046	399,152

	14,303,749	8,570,653
Less: Current portion	1,621,912	1,343,595

	$12,681,837	$7,227,058

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2011	2010
Balance, beginning of period	$2,528,044	$2,774,868
Provision for doubtful accounts	78,388	250,912
Accounts receivable written off	(170,711)	(373,798)

Balance, end of period	$2,435,721	$2,651,982

9.	OTHER MONETARY ASSETS - CURRENT

	September 30
	2011	2010
Accrued custodial receipts from other carriers	$3,480	$505,572
Receivables from disposal of financial instruments	—	1,649,419
Others	1,718,425	2,466,708

	$1,721,905	$4,621,699

10.	INVENTORIES

	September 30
	2011	2010
Work in process	$591,113	$434,550
Merchandise	242,094	358,138

	$833,207	$792,688

The operating costs related to inventories were $8,392,152 thousand (including the valuation loss on inventories of $208,897 thousand) and $6,085,759 thousand (including the valuation loss on inventories of $15,789 thousand) for the nine months ended September 30, 2011 and 2010, respectively.

11.	OTHER CURRENT ASSETS

	September 30
	2011	2010
Prepaid expenses	$2,882,815	$2,784,687
Spare parts	2,689,682	1,988,991
Prepaid rents	1,002,160	847,341
Miscellaneous	492,808	250,890

	$7,067,465	$5,871,909

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2011		2010
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Listed
Senao International Co., Ltd. (“SENAO”)	$1,443,145	28	$1,352,399	28

Non-listed
Light Era Development Co., Ltd. (“LED”)	3,871,132	100	2,866,083	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,816,460	89	1,717,158	89
Chunghwa System Integration Co., Ltd. (“CHSI”)	707,397	100	714,093	100
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	633,158	100	1,470,709	100
CHIEF Telecom Inc. (“CHIEF”)	551,432	69	507,834	69
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	546,867	40	476,566	40
Donghwa Telecom Co., Ltd. (“DHT”)	532,214	100	553,763	100
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	262,528	30	265,652	30
International Integrated System, Inc. (“IISI”)	259,082	33	256,070	49
Huada Digital Co., Ltd. (“HDD”)	250,374	50	—	—
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	185,015	100	187,299	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	168,360	100	—	100
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	110,711	40	—	—
Spring House Entertainment Inc. (“SHE”)	107,516	56	67,912	56
Skysoft Co., Ltd. (“SKYSOFT”)	105,846	30	91,094	30
Chunghwa Telecom Global, Inc. (“CHTG”)	81,320	100	83,005	100
KingWay Technology Co., Ltd. (“KWT”)	70,028	33	63,241	33
Smartfun Digital Co., Ltd. (“SFD”)	64,202	65	—	—
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	41,679	100	—	—
So-net Entertainment Taiwan (“So-net”)	34,921	30	26,134	30
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	21,577	100	17,078	100
Chunghwa Sochamp Technology Inc. (“CHST”)	19,171	51	—	—
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100

	10,440,990		9,363,691

	$11,884,135		$10,716,090

Chunghwa Telcom Singapore Pte., Ltd. reduced its capital by $815,827 thousand in March 2011. The reduction amount was received by Chunghwa.

Chunghwa increased its investment in Donghwa Telecom Co., Ltd. (“DHT”) for $320,740 thousand in August 2010. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System Inc. and e-ToYou International, Inc. on April 1, 2011. After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (IISI). International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and following the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors. Due to this loss of control, IISI was deconsolidated and going forward the investment is accounted for as an equity method investment.

Chunghwa invested in HDD in September 2011 by investing $250,000 thousand cash and hold a 50% ownership of HDD. HDD engages mainly in providing software service.

Chunghwa increased its investment in Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) by $177,176 thousand in March 2011. Prime Asia is operating as an investment company.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011. Chunghwa invested $114,640 thousand cash and hold a 40% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

Chunghwa and United Daily News established a joint venture, Smartfun Digital Co., Ltd. (“SFD”), in August 2011. Chunghwa invested $65,000 thousand cash and hold a 65% ownership of SFD. SFD mainly engages in sales of software.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011 by investing $43,847 thousand cash. CHTV engages mainly in providing information and communications technology, international circuit, and intelligent energy network service.

Chunghwa has invested in Chunghwa Sochamp Technology Inc. (“CHST”) for $20,400 thousand in June 2011. The ownership of CHST is 51%. CHST mainly engages in license plate recognition system.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) in March 2006. The holding company is operating as investment company and Chunghwa has invested an amount of US$1 in the holding company for the nine months ended September 30, 2011.

Market value of the listed investment accounted for using equity method calculated at its closing prices as of September 30, 2011 and 2010 was $6,481,116 thousand and $3,638,899 thousand, respectively.

The details of equity in earnings and losses of equity method investees were as follows:

	Nine Months Ended September 30
	2011	2010
Light Era Development Co., Ltd. (“LED”)	$899,657	$(60,593)
Senao International Co., Ltd. (“SENAO”)	293,328	265,941
Others	384,546	329,515

	$1,577,531	$534,863

The equity in earnings (losses) of equity investees for the nine months ended September 30, 2011 and 2010 are based on unreviewed financial statements except the equity in earnings of SENAO.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $10,531,399 thousand and $9,454,916 thousand as of September 30, 2011 and 2010 respectively. The equity in earnings (losses) were $1,296,960 thousand and $281,448 thousand for the nine months ended September 30, 2011 and 2010, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	8	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
Innovation Works Development Fund, L. P. (“IWDF”)	38,035	4	38,035	13
RPTI International (“RPTI”)	34,500	10	34,500	10
Innovation Works Limited (“IW”)	31,391	2	21,271	7
CQi Energy Infocom Inc. (“CQi”)	20,000	18	20,000	18
Essence Technology Solution, Inc. (“ETS”)	—	7	—	9

	$2,315,474		$2,305,354

Chunghwa invested in IWDF for $38,035 thousand in June 2010. IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc. Chunghwa made additional investment in IWDF for $35,119 thousand in October 2011. Chnughwa’s shareholding percentage of IWDF remains the same after the aforementioned investment.

Chunghwa invested in IW for $10,565 thousand, $10,706 thousand and $10,120 thousand in June 2010, July 2010 and January 2011, respectively. IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

Chunghwa invested in CQi for $20,000 thousand in June 2010. CQi engages mainly in intelligent energy network management services.

The above investments do not have a quoted market price in an active market and the fair values cannot be reliably measured; therefore, these investments are carried at original cost.

14.	OTHER NONCURRENT MONETARY ASSETS

	September 30
	2011	2010
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to a Fixed-Line Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30
	2011	2010
Cost
Land	$101,271,671	$101,292,063
Land improvements	1,552,425	1,538,009
Buildings	65,837,626	65,505,978
Computer equipment	13,989,733	15,266,878
Telecommunications equipment	646,750,820	654,799,495
Transportation equipment	2,404,209	1,958,226
Miscellaneous equipment	6,420,513	7,002,824

	838,226,997	847,363,473
Revaluation increment on land	5,762,611	5,800,909

	843,989,608	853,164,382

Accumulated depreciation
Land improvements	1,037,037	991,512
Buildings	19,257,345	18,140,831
Computer equipment	10,570,419	11,983,548
Telecommunications equipment	526,245,033	527,725,094
Transportation equipment	1,253,068	1,729,349
Miscellaneous equipment	5,279,557	5,932,629

	563,642,459	566,502,963

Construction in progress and advances related to acquisition of equipment	14,210,089	13,252,196

Property, plant and equipment, net	$294,557,238	$299,913,615

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999. These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity-other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments. As of September 30, 2011, capital surplus from revaluation of land had decreased to $5,762,829 thousand by disposal of some revaluated assets.

Depreciation on property, plant and equipment for the nine months ended September 30, 2011 and 2010 amounted to $22,878,097 thousand and $24,530,510 thousand, respectively. No interest expense was capitalized for the nine months ended September 30, 2011 and 2010.

Chunghwa reclassified the unused property, plant and equipment amounting to $52,916 thousand to idle assets and recognized an impairment loss of $52,916 thousand on those assets for the nine months ended September 30, 2010.

16.	ACCRUED EXPENSES

	September 30
	2011	2010
Accrued salary and compensation	$6,558,628	$6,879,169
Accrued franchise fees	1,728,613	1,663,281
Accrued employees’ bonus and remuneration to directors and supervisors	1,580,913	1,642,796
Other accrued expenses	2,676,290	2,272,719

	$12,544,444	$12,457,965

17.	OTHER CURRENT LIABILITIES

	September 30
	2011	2010
Advance receipts	$10,306,757	$6,901,360
Payables to equipment suppliers	1,821,726	1,390,268
Payables to contractors	1,695,179	1,003,571
Amounts collected in trust for others	1,226,252	2,283,634
Refundable customers’ deposits	1,153,397	1,079,008
Miscellaneous	3,284,857	2,812,305

	$19,488,168	$15,470,146

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand shares are issued and outstanding as of September 30, 2011.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2011, the outstanding ADSs were 560,385 thousand common shares, which equaled approximately 56,039 thousand units and represented 7.22% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the nine months ended September 30, 2011 and 2010, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2010 and 2009 earnings of Chunghwa have been approved by the stockholders on June 24, 2011 and June 18, 2010 as follows:

	Appropriation and Distribution		Dividend Per Share (Dollars)
	2010	2009	2010	2009
Legal reserve	$4,760,890	$4,374,014
Cash dividends	42,854,462	39,369,041	$5.52	$4.06

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

Information on the appropriation of Chunghwa’s 2010 earnings, employee bonus and remuneration to directors and supervisors approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders. The abovementioned 2010 capital reduction proposal was effectively registered with FSC. The board of directors of Chunghwa were authorized to designate the record date of capital reduction as of October 26, 2010. Subsequently, the stock transfer date of capital reduction was January 15, 2011. The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

19.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2011
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,030,144	$6,436,570	$15,466,714
Insurance	779,482	558,005	1,337,487
Pension	1,281,225	871,192	2,152,417
Other compensation	7,042,392	4,889,016	11,931,408

	$18,133,243	$12,754,783	$30,888,026

Depreciation expense	$21,622,905	$1,255,192	$22,878,097

Amortization expense	$868,494	$96,970	$965,464

	Nine Months Ended September 30, 2010
	Cost of	Operating
	Services	Expenses	Total
Compensation expense
Salaries	$9,011,084	$6,294,183	$15,305,267
Insurance	749,893	523,887	1,273,780
Pension	1,257,537	841,655	2,099,192
Other compensation	7,175,012	4,956,345	12,131,357

	$18,193,526	$12,616,070	$30,809,596

Depreciation expense	$23,263,148	$1,267,362	$24,530,510

Amortization expense	$768,833	$115,432	$884,265

20.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Nine Months Ended September 30
	2011	2010
Income tax expense computed at statutory income tax rate	$7,406,028	$7,465,419
Add (deduct) tax effect of:
Permanent differences	(433,064)	(112,380)
Temporary differences	20,087	614
10% undistributed earnings	45	1,286
Investment tax credits	(468,635)	(423,657)

Income tax payable	$6,524,461	$6,931,282

The balance of income tax payable as of September 30, 2011 and 2010 was shown net of prepaid income tax.

b.	Income tax expense consists of the following:

	Nine Months Ended September 30
	2011	2010
Income tax payable	$6,524,461	$6,931,282
Income tax - separated	—	3,688
Income tax - deferred	(61,928)	40,682
Adjustments of prior years’ income tax	19,873	(5,615)
other	17,247	—

	$6,499,653	$6,970,037

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 20% to 17%, effective January 1, 2010. After the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, the Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

c.	Net deferred income tax assets (liabilities) consists of the following:

	September 30
	2011	2010
Current
Provision for doubtful accounts	$193,068	$269,611
Unrealized accrued expense	52,769	71,632
Valuation loss (gain) on financial instruments, net	13,953	(9,202)
Unrealized foreign exchange gain	(6,865)	(13,443)
Other	45,680	11,311

	298,605	329,909
Valuation allowance	(193,068)	(269,611)

Net deferred income tax assets-current	$105,537	$60,298

Noncurrent
Accrued pension cost	$319,252	$295,140
Impairment loss	61,355	60,597
Abandonment of equipment not approved by National Tax Administration	27,672	—
Loss arising from natural calamities	—	2,406

Net deferred income tax assets - noncurrent	$408,279	$358,143

d.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2011	2010
Balance of Imputation Credit Account (ICA)	$1,576	$2,478

The actual creditable rates distribution of Chunghwa’s of 2010 and 2009 for earnings were 18.76% and 26.49%, respectively.

e.	Undistributed earnings information

As of September 30, 2011 and 2010, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2006 have been examined by the ROC tax authorities.

21.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares Outstanding (Denominator)	Income Before Income Tax	Net Income
Nine months ended September 30, 2011

Basic EPS
Income available to stockholders	$43,564,870	$37,065,217	7,800,070	$5.59	$4.75

Effect of dilutive potential common stock
SENAO’s stock options	(6,248)	(6,248)	—
Employee bonus	—	—	22,242

Diluted EPS
Income available to stockholders	$43,558,622	$37,058,969	7,822,312	$5.57	$4.74

Nine months ended September 30, 2010

Basic EPS
Income available to stockholders	$43,914,227	$36,944,190	9,696,808	$4.53	$3.81

Effect of dilutive potential common stock
SENAO’s stock options	(5,411)	(5,411)	—
Employee bonus	—	—	30,204

Diluted EPS
Income available to stockholders	$43,908,816	$36,938,779	9,727,012	$4.51	$3.80

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the nine months ended September 30, 2010. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the nine months ended September 30, 2011 and 2010 was due to the effect of potential common stock of stock options by SENAO.

22.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $14,824,615 thousand and $12,377,459 thousand as of September 30, 2011 and 2010, respectively.

Pension costs of Chunghwa were $2,213,152 thousand ($2,102,692 thousand subject to defined benefit plan and $110,460 thousand subject to defined contribution plan) and $2,155,022 thousand ($2,058,648 thousand subject to defined benefit plan and $96,374 thousand subject to defined contribution plan) for the nine months ended September 30, 2011 and 2010, respectively.

23.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Subsidiary
Chunghwa Sochamp Technology Inc. (“CHST”)	Subsidiary
Smartfun Digital Co., Ltd. (“SFD”)	Subsidiary
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF

(Continued)

Company	Relationship

CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF, which completed its liquidation procedure in September 2010
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CHI
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
Chunghwa Hsingta Company Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Subsidiary of CHC
Senao Trading (Fujian) Co., Ltd. (“STF”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Subsidiary of SENAO
Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Subsidiary of SENAO
Ceylon Innovation Co., Ltd. (“CEI”)	Subsidiary of SHE
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
KingWaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	Equity-method investee
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	September 30
	2011		2010
	Amount	%	Amount	%
1) Receivables from related parties
Trade notes, accounts receivable and other receivables
SENAO	$162,402	46	$296,852	69
DHT	82,513	23	19,504	5
CHIEF	33,906	10	22,250	5
CHTG	26,339	7	28,215	7
So-net	13,206	4	5,050	1
CHSI	13,121	4	3,950	1
CIYP	5,973	1	20,696	5
Others	18,790	5	31,775	7

	$356,250	100	$428,292	100

	September 30
	2011		2010
	Amount	%	Amount	%
2) Payables
Trade notes payable, accounts payable and accrued expenses
SENAO	$912,218	38	$741,574	49
TISE	433,749	18	54,032	4
CHSI	276,223	11	147,253	10
DHT	82,402	3	32,994	2
CHTG	67,077	3	48,077	3
IISI	64,110	3	—	—
CHIEF	42,986	2	41,079	3
STS	33,258	1	—	—
LED	19,017	1	494	—
Others	33,638	1	64,666	4

	1,964,678	81	1,130,169	75

Payables to contractors
CHSI	—	—	21,000	1
Others	—	—	1,782	—

	—	—	22,782	1

Amounts collected in trust for others
SENAO	284,884	12	230,663	15
CIYP	105,867	4	109,775	7
Others	63,932	3	31,380	2

	454,683	19	371,818	24

	$2,419,361	100	$1,524,769	100

3) Customer’s deposits
CHSI	$20,670	—	$19,557	—
CHTG	14,944	—	14,955	—
Others	2,893	—	5,988	—

	$38,507	—	$40,500	—

	Nine Months Ended September 30
	2011		2010
	Amount	%	Amount	%
4) Revenues
SENAO	$770,961	1	$1,207,271	1
CHIEF	209,530	—	186,349	—
So-net	204,541	—	226,811	—
LED	100,916	—	21,368	—
DHT	82,316	—	—	—
CHTG	74,886	—	55,121	—
SKYSOFT	31,583	—	29,203	—
CHTS	30,762	—	10,826	—
CHTJ	30,520	—	10,024	—
CIYP	11,188	—	11,670	—
Others	26,529	—	25,821	—

	$1,573,732	1	$1,784,464	1

	Nine Months Ended September 30
	2011		2010
	Amount	%	Amount	%
5) Operating costs and expenses
SENAO	$5,117,678	5	$3,736,432	4
CHSI	373,964	1	506,302	1
TISE	338,114	—	550,367	1
CHIEF	227,358	—	217,222	—
CHTG	170,512	—	104,406	—
IISI	93,813	—	84,717	—
STS	67,343	—	—	—
CHTJ	47,697	—	18,932	—
DHT	44,939	—	3,366	—
SKYSOFT	35,439	—	15,964	—
KWT	31,985	—	5,686	—
SHE	30,567	—	39,669	—
CHTS	27,041	—	20,106	—
CIYP	20,757	—	24,446	—
Others	9,902	—	985	—

	$6,637,109	6	$5,328,600	6

6) Acquisition of property, plant and equipment
TISE	$657,817	4	$234,530	2
CHSI	561,182	4	316,881	2
IISI	73,853	—	54,310	—
CHTJ	37,591	—	5,994	—
CHTG	17,538	—	18,407	—
SKYSOFT	14,238	—	—	—
Others	5,777	—	32,653	—

	$1,367,996	8	$662,775	4

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years which will start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), which included a prepayment of $3,067,711 thousand, and the rest of amount will be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the nine months ended September 30, 2011 was $67,343 thousand, which consisted of a reduction of the prepayment of $34,085 thousand and an additional accrual of $33,258 thousand. The prepayment was $3,033,626 thousand (classified as other current assets $204,514 thousand, and other assets - others $2,829,112 thousand) as of September 30, 2011.

Chunghwa has leased property to LED since April 2010. The lease term is 15 years and the rent is charged monthly. Based on the agreement of both parties, the lease contract was terminated on April 1, 2011.

Chunghwa sold the land with a carrying value of $936,016 thousand to LED at the price of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions. Gain on disposal of land was $693,575 thousand and nil for the nine months ended September 30, 2011 and 2010, respectively.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand. The disposal loss on land is unrealized and the unrealized loss is included in other assets - others. The unrealized loss is not recognized in earnings until it is sold to the third party and realized in the future.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

24.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of September 30, 2011, in addition to those disclosed in other notes, Chunghwa’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $116,343 thousand.

b.	Acquisitions of telecommunications equipment of $20,016,757 thousand.

c.	Contracts to print billing, envelopes and selling gifts $21,658 thousand.

d.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount
2011 (from October 1, 2011 to December 31, 2011)	$506,070
2012	1,779,091
2013	1,185,364
2014	950,381
2015 and thereafter	1,251,690

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

f.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can not request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal at the Supreme Court of the Republic of China within the statutory period. On June 22, 2011, the Supreme Court of the Republic of China remanded the aforementioned judgment from Taiwan High Court and the case was remanded back to the Taiwan High Court.

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$44,356,013	$44,356,013	$61,033,067	$61,033,067
Financial assets at fair value through profit or loss	191	191	24,675	24,675
Available-for-sale financial assets	1,945,808	1,945,808	2,434,791	2,434,791
Held-to-maturity financial assets - current	1,621,912	1,621,912	1,343,595	1,343,595
Trade notes and accounts receivable, net	20,334,764	20,334,764	12,369,336	12,369,336
Receivables from related parties	356,250	356,250	428,292	428,292
Other current monetary assets	1,721,905	1,721,905	4,621,699	4,621,699
Financial assets carried at cost	2,315,474	—	2,305,354	—
Held-to-maturity financial assets - noncurrent	12,681,837	12,681,837	7,227,058	7,227,058
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,556,911	1,556,911	1,409,804	1,409,804
Liabilities
Financial liabilities at fair value through profit or loss	82,269	82,269	—	—
Trade notes and accounts payable	8,479,191	8,479,191	6,254,908	6,254,908
Payables to related parties	2,419,361	2,419,361	1,524,769	1,524,769
Accrued expenses	12,544,444	12,544,444	12,457,965	12,457,965
Payables to equipment suppliers (included in “other current liabilities”)	1,821,726	1,821,726	1,390,268	1,390,268
Payables to contractors (included in “other current liabilities”)	1,695,179	1,695,179	1,003,571	1,003,571
Amounts collected in trust for others (included in “other current liabilities”)	1,226,252	1,226,252	2,283,634	2,283,634
Refundable customers’ deposits (included in “other current liabilities”)	1,153,397	1,153,397	1,079,008	1,079,008
Customers’ deposits	5,060,655	5,060,655	5,815,012	5,815,012

b.	Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

c.	Fair values of financial instruments were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	September 30		September 30
	2011	2010	2011	2010
Assets
Financial assets at fair value through profit or loss	$—	$—	$191	$24,675
Available-for-sale financial assets	1,945,808	2,434,791	—	—
Liabilities
Financial liabilities at fair value through profit or loss	—	—	82,269	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect Chunghwa’s exposure to default by those parties to be material. The Company held a variety of financial instruments. The maximum amount of credit risk of the financial instruments held by counter-parties or third parties is equal to the book value.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

a.	Holding period and contract amounts

SENAO and CHI entered into forward exchange contracts and index future contracts to reduce the exposure to foreign currency risk and price risk. The financial risk management objective of SENAO and CHI are to minimize risks due to market risk.

The outstanding forward exchange contracts as of September 30, 2011 and 2010 were as follows:

	Currency	Maturity Date	Contract Amount (In Thousands)
September 30, 2011

Forward exchange contracts - buy	NTD/USD	2011.10	NT$	267,872/US$8,916

September 30, 2010

Forward exchange contracts - buy	NTD/USD	2010.10	NT$	186,033/US$5,880

Outstanding index future contracts as of September 30, 2011 and 2010 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
September 30, 2011

TAIFEX futures
TX	2011.10	26	NT$	39,092
TX	2011.11	6	NT$	8,568
TE	2011.10	19	NT$	20,263
TF	2011.10	4	NT$	3,399
TF	2011.11	9	NT$	7,340

September 30, 2010

TAIFEX futures
TX	2010.10	6	NT$	9,140
TX	2010.12	20	NT$	31,468

Net gain of SANEO arising from derivative financial products for the nine months ended September 30, 2011 and 2010 were $13,915 thousand and $2,076 thousand, respectively.

Net gain (loss) of CHI arising from derivative financial products for the nine months ended September 30, 2011 and 2010 were $973 thousand and $(2,203) thousand, respectively.

b.	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

c.	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO and CHI if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect SENAO’s and CHI’s exposure to default by those parties to be material. The maximum amount of credit risk of the financial instruments held by counter-parties or third parties is equal to the book value.

d.	Liquidation risk

SENAO and CHI have sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

26.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for Chunghwa and its investees:

a.	Financings provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 25.

k.	Investment in Mainland China: Please see Table 8.

27.	SEGMENT FINANCIAL INFORMATION

Segment information. Please see Table 9.

28.	OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	September 30
	2011			2010
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars
Financial assets

Monetary items
Cash
USD	$3,958	30.48	$120,647	$4,581	31.33	$143,523
EUR	868	41.23	35,792	10,054	42.58	428,115
JPY	3,087	0.398	1,229	—	0.375	—
Available-for-sale financial assets
USD	63,839	30.48	1,945,808	50,237	31.33	1,573,940
EUR	—	41.23	—	18,221	42.58	775,831
Accounts receivable
USD	151,430	30.48	4,615,573	135,324	31.33	4,239,698
EUR	103	41.23	4,254	202	42.58	8,590
Investments accounted for using equity method
USD	2,668	30.48	81,320	2,649	31.33	83,005
HKD	136,116	3.91	532,214	137,410	4.03	553,763
SGD	26,931	23.51	633,158	61,898	23.76	1,470,709
JPY	54,214	0.398	21,577	45,541	0.375	17,078
VND	214,230,282	0.00142	304,207	171,330,323	0.00155	265,562
RMB	35,112	4.795	168,360	—	—	—

Financial liabilities

Monetary items Payables
USD	112,226	30.48	3,420,638	104,835	31.33	3,284,471
EUR	27,007	41.23	1,113,498	26,679	42.58	1,135,997
JPY	11,463	0.398	4,562	7,946	0.375	2,980
SGD	1,415	23.51	33,258	26	23.76	619
HKD	1,006	3.91	3,936	494	4.03	1,989

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2011

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable
			Nature of
No.	Endorsement/Guarantee Provider	Name	Relationship (Note 2)
0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,587,350 (Note 3)	$1,066,812	$1,056,514 (Note 4)	$—	0.3%	$14,349,400 (Note 6)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,808,224 (Note 7)	2,750,000	2,750,000 (Note 5)	2,750,000 (Note 5)	0.8%	3,808,224 (Note 7)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.

Note 4:	The actual amount used by guaranteed party is $1,038,910 thousand.

Note 5:	The actual amount used by guaranteed party is $2,150,000 thousand.

Note 6:	The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:	The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,443,145		28	$6,481,116		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	3,871,132		100	3,871,200		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,816,460		89	1,873,464		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	707,397		100	653,634		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383	633,158		100	633,158		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	551,432		69	495,909		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	546,867		40	817,261		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	129,590	532,214		100	532,214		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	262,528		30	262,528		Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498	259,082		33	233,022		Note 1
		Huada Digital Corporation	Equity-method investee	Investments accounted for using equity method	25,000	250,374		50	250,374		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	185,015		100	185,040		Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	1	168,360		100	168,360		Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	11,464	110,711		40	110,711		Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	5,996	107,516		56	97,143		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	105,846		30	67,898		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	81,320		100	97,162		Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	70,028		33	28,755		Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500	64,202		65	64,202		Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	41,679		100	41,679		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	34,921		30	17,517		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	21,577		100	21,577		Note 1
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040	19,171		51	19,171		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (US$ 1 dollar	)	100	— (US$ 1 dollar	)	Note 2
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	1,789,530		12	1,427,966		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000		17	202,132		Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018		8	70,345		Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000		8	80,175		Note 1
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	38,035		4	29,515		Note 1
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	34,500		10	33,361		Note 1
		Innovation Works Limited	—	Financial assets carried at cost	1,000	31,391		2	35,960		Note 1
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000	20,000		18	143		Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	200	—		7	775		Note 1

(Continued)

					September 30, 2011
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value	Note
		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	304	$172,231	—	$165,947	Note 3
		Templeton Global Bond A (Acc)	—	Available-for-sale financial assets	418	307,114	—	306,913	Note 3
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	751	307,246	—	319,830	Note 3
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	770	534,453	—	551,077	Note 3
		Janus US Flexible Income Bond Fund	—	Available-for-sale financial assets	671	230,472	—	244,987	Note 3
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	984	347,452	—	357,054	Note 3

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	205,522	—	205,522	Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	309,070	—	309,070	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	150,014	—	150,014	Note 6
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,065	—	200,065	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,066	—	200,066	Note 6
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	199,883	—	199,883	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	305,298	—	305,298	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	407,064	—	407,064	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,346	—	200,346	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,346	—	200,346	Note 6
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	201,084	—	201,084	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	153,734	—	153,734	Note 6
		Taiwan Power Co. 6th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	270,108	—	270,108	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	101,837	—	101,837	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,944	—	99,944	Note 6
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	50,843	—	50,843	Note 6
		Taiwan Power Co. 5th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	205,503	—	205,503	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	$407,124	—	$407,124	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,374	—	101,374	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	204,333	—	204,333	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,970	—	49,970	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	403,691	—	403,691	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,843	—	101,843	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	102,193	—	102,193	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,301	—	202,301	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,013	—	100,013	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,753	—	101,753	Note 6
		Taiwan Power Co. 8th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	153,663	—	153,663	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	206,517	—	206,517	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	304,515	—	304,515	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	200,607	—	200,607	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,186	—	202,186	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	304,099	—	304,099	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	202,923	—	202,923	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,940	—	99,940	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	99,916	—	99,916	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	99,916	—	99,916	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 20081	—	Held-to-maturity financial assets	—	304,574	—	304,574	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,093	—	201,093	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,498	—	40,498	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,641	—	251,641	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	$100,354	—	$100,354	Note 6
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,569	—	200,569	Note 6
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	50,321	—	50,321	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	176,807	—	176,807	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,909	—	100,909	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	349,005	—	349,005	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	199,712	—	199,712	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	302,738	—	302,738	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,680	—	200,680	Note 6
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,588	—	100,588	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	202,981	—	202,981	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	303,703	—	303,703	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	201,758	—	201,758	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	100,702	—	100,702	Note 6
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,245	—	100,245	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	302,772	—	302,772	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,467	—	100,467	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,612	—	299,612	Note 6
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,545	—	201,545	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	201,096	—	201,096	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,386	—	100,386	Note 6
		Taiwan Power Co 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,689	—	300,689	Note 6
		Taiwan Power Co 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	199,867	—	199,867	Note 6
		Taiwan Power Co 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,933	—	99,933	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		$50,514	—		$50,514	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—		300,000	—		300,000	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—		149,703	—		149,703	Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—		300,000	—		300,000	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—		300,000	—		300,000	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—		299,388	—		299,388	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—		199,582	—		199,582	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—		299,713	—		299,713	Note 6

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824		321,624	41		321,624	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	13,875	(US$	305,516 10,015)	100	(US$	305,516 10,020)	Note 8
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9		12,984	Note 1

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,833	100		1,833	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	(US$	9,222 303)	100	(US$	9,222 303)	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	833		—	2		—	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		7,069	Note 1
3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010		7,714 (RMB 1,727)	100		7,714 (RMB 1,727)	Note 1
7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		966	100		966	Note 1
8	Light Era Development Co., Ltd.	Stocks

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		2,818,933	100		2,818,933	Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	(SG$	442,516 18,823)	38	(SG$	442,516 18,823)	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317		119,929	53		119,929	Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,043	(US$	12,455 409)	100	(US$	12,455 409)	Note 1

		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602		$—	43		$—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000		25,813	4		26,168	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001		47,975	—		90,390	Note 4
		Tatung Technology Inc.	—	Financial assets carried at cost	3,542		59,185	11		59,185	Note 1
		Digimax Inc.	—	Financial assets carried at cost	2,000		15,080	4		14,178	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	2,500		25,000	3		26,725	Note 1
		Uni Display Inc.	—	Financial assets carried at cost	4,630		55,450	3		32,373	Note 1
		A2peak Power Co., Ltd.	—	Financial assets carried at cost	990		9,858	3		4,909	Note 1
		Taimide Technology Ltd.	—	Financial assets carried at cost	826		18,380	1		21,897	Note 7
		CoaTronics Inc.	—	Financial assets carried at cost	1,200		12,000	9		4,725	Note 1
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649		29,371	—		11,236	Note 1
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost	1,800		27,000	8		21,534	Note 1
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost	1,200		78,000	2		24,775	Note 1
		Tons Lightology Inc.	—	Financial assets carried at cost	1,113		66,150	4		29,966	Note 7
		Alder Optomechanical Corp.	—	Financial assets carried at cost	490		29,750	2		29,750	Note 7
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost	800		29,940	1		19,096	Note 1
		XinTec Inc.	—	Financial assets carried at cost	24		1,076	—		609	Note 7
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127		6,083	—		3,370	Note 7
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	186		3,483	—		2,415	Note 7
		Cando Corporation	—	Financial assets carried at cost	376		4,937	—		3,771	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117	9,135	—	5,400	Note 7
		Win Semiconductors Corp.	—	Financial assets carried at cost	355	10,127	—	9,493	Note 7
		OptiVision Technology Inc.	—	Financial assets carried at cost	325	10,189	—	1,732	Note 7
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	509	7,123	—	4,684	Note 7
		G-TECH Optoelectronics Corporation	—	Financial assets carried at cost	9	928	—	795	Note 7
		Hiroca Holdings Ltd.	—	Financial assets carried at cost	140	17,847	—	14,186	Note 7
		Formosa Plastics Corporation	—	Available-for-sale financial assets	21	1,518	—	1,691	Note 4
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	340	11,835	—	10,915	Note 4
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	87	4,153	—	3,057	Note 4
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	1	77	—	74	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	60	3,500	—	3,966	Note 4
		Asia Cement Corporation	—	Available-for-sale financial assets	26	805	—	818	Note 4
		China Steel Corporation	—	Available-for-sale financial assets	233	6,650	—	6,958	Note 4
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	5,765	Note 4
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	49	2,620	—	1,202	Note 4
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	8,206	—	4,077	Note 4
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	1,102	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	80	3,904	—	1,224	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	50	3,366	—	3,500	Note 4
		Fulltech Fiber Glass Corp.	—	Available-for-sale financial assets	51	1,538	—	897	Note 4
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	60	5,172	—	4,590	Note 4
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	2,550	Note 4
		Chipbond Technology Corporation	—	Available-for-sale financial assets	60	2,724	—	1,680	Note 4
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	144	2,217	—	1,493	Note 4
		Taiwan Cement Corp.	—	Available-for-sale financial assets	25	817	—	823	Note 4
		China Airlines Ltd.	—	Available-for-sale financial assets	100	2,132	—	1,520	Note 4
		Insyde Software Corp.	—	Available-for-sale financial assets	15	2,136	—	1,928	Note 4
		Makalot Industrial Co., Ltd.	—	Available-for-sale financial assets	25	1,760	—	1,635	Note 4
		Macronix International Co., Ltd.	—	Available-for-sale financial assets	170	3,075	—	1,862	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Thxe Ming Industrial Co., Ltd.	—	Available-for-sale financial assets	70	$2,610	—	$2,261	Note 4
		Taiflex Scientific Co., Ltd.	—	Available-for-sale financial assets	2	112	—	74	Note 4
		PChome Store Inc.	—	Available-for-sale financial assets	325	14,073	—	42,575	Note 4
		IC Plus Corp.	—	Available-for-sale financial assets	211	5,630	—	2,874	Note 4
		Tong Hsing Electronic Industries, Ltd.	—	Available-for-sale financial assets	23	1,930	—	1,660	Note 4
		Swancor Ind, Co., Ltd.	—	Available-for-sale financial assets	48	2,251	—	1,689	Note 4
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	39	2,528	—	2,256	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	46	5,736	—	2,623	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	320	7,106	—	3,648	Note 4
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	45	2,978	—	2,340	Note 4
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	135	3,899	—	3,942	Note 4
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	25	1,322	—	685	Note 4
		Yuanta Financial Holdings	—	Available-for-sale financial assets	306	5,806	—	4,737	Note 4
		Sunrex Technology Corporation	—	Available-for-sale financial assets	15	419	—	310	Note 4
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	125	3,136	—	2,119	Note 4
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	15	1,375	—	792	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	55	3,003	—	2,059	Note 4
		Ene Technology Inc.	—	Available-for-sale financial assets	—	23	—	10	Note 4
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	1	97	—	73	Note 4
		Acme Electronics Corporation	—	Available-for-sale financial assets	48	2,935	—	2,733	Note 4
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	65	3,185	—	1,514	Note 4
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	45	1,276	—	1,085	Note 4
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	135	2,178	—	1,416	Note 4
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	13	1,444	—	703	Note 4
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	89	3,639	—	3,404	Note 4
		Daxon Technology Inc.	—	Available-for-sale financial assets	7	202	—	96	Note 4
		Edison Opto Corporation	—	Available-for-sale financial assets	15	1,907	—	1,022	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Kung Long Batteries Industrial Co., Ltd.	—	Available-for-sale financial assets	120	6,839	—	5,166	Note 4
		Digital China Holdings Limited	—	Available-for-sale financial assets	40	1,215	—	794	Note 4
		TXC Corporation	—	Available-for-sale financial assets	6	349	—	227	Note 4
		Richtek Technology Corp.	—	Available-for-sale financial assets	15	2,914	—	2,160	Note 4
		Uni-President Enerprises Corp.	—	Available-for-sale financial assets	93	3,880	—	3,711	Note 4
		Ruentex Development Co., Ltd.	—	Available-for-sale financial assets	180	7,069	—	5,454	Note 4
		eMemory Technology Inc.	—	Available-for-sale financial assets	1	73	—	63	Note 4
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	151	6,723	—	6,066	Note 4
		Delta Electronics Inc.	—	Available-for-sale financial assets	80	8,040	—	5,800	Note 4
		San Shing Fastech Corp.	—	Available-for-sale financial assets	614	20,941	—	26,525	Note 4
		USI Corp.	—	Available-for-sale financial assets	60	1,834	—	1,800	Note 4
		President Chain Store Corp.	—	Available-for-sale financial assets	40	6,679	—	6,940	Note 4
		Dukang Distillers Holdings Ltd.	—	Available-for-sale financial assets	40	752	—	416	Note 4
		Champion Microelectronic Corp.	—	Available-for-sale financial assets	80	4,171	—	2,387	Note 4
		Unimicron Corporation	—	Available-for-sale financial assets	10	425	—	435	Note 4
		Sesoda Corporation	—	Available-for-sale financial assets	170	5,793	—	5,041	Note 4
		Taiwan Cooperative Bank	—	Available-for-sale financial assets	200	4,443	—	3,704	Note 4
		Huaku Development Co., Ltd.	—	Available-for-sale financial assets	1	79	—	63	Note 4
		Elite Advanced Laser Corporation	—	Available-for-sale financial assets	20	1,636	—	1,062	Note 4
		Taiwan FamilyMart Co., Ltd.	—	Available-for-sale financial assets	33	4,612	—	4,356	Note 4
		Taiwan 50 Index	—	Available-for-sale financial assets	265	15,069	—	13,687	Note 4
		Radium Life Tech Co., Ltd.	—	Available-for-sale financial assets	14	$459	—	$326	Note 4
		Chia Chang Co., Ltd.	—	Available-for-sale financial assets	12	674	—	520	Note 4
		Shining Building Business Co., Ltd.	—	Available-for-sale financial assets	13	532	—	363	Note 4
		Gigasolar Materials Corporation	—	Available-for-sale financial assets	280	33,782	—	97,702	Note 4
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	90	6,848	—	6,741	Note 4
		Polaris/P-shares MSCITaiwanFinancial ETF	—	Available-for-sale financial assets	519	7,138	—	5,948	Note 4
		Ho Tung Chemical Corp.	—	Available-for-sale financial assets	112	1,895	—	1,747	Note 4
		Advancetek Enterprise Company Ltd.	—	Available-for-sale financial assets	58	1,695	—	1,349	Note 4
		Test Rite International Co., Ltd.	—	Available-for-sale financial assets	186	4,647	—	4,092	Note 4
		Far New Century Corporation	—	Available-for-sale financial assets	124	5,321	—	3,893	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Tong Yang Corporation	—	Available-for-sale financial assets	80	2,722	—	2,259	Note 4
		Formosa Petrochemical Corporation	—	Available-for-sale financial assets	10	824	—	839	Note 4
		Oriental Union Chemical Corporation	—	Available-for-sale financial assets	130	6,126	—	4,888	Note 4
		Asia Plastic Recycling Holding Limited	—	Available-for-sale financial assets	15	1,482	—	1,050	Note 4
		Huga Optotech Inc.	—	Available-for-sale financial assets	155	3,937	—	2,440	Note 4
		Lextar Electronics Corporation	—	Available-for-sale financial assets	36	1,280	—	626	Note 4
		ScinoPharm Taiwan Ltd.	—	Available-for-sale financial assets	97	4,574	—	4,239	Note 4
		HTC Corporation	—	Available-for-sale financial assets	6	4,176	—	4,110	Note 4
		Catcher Technology Co., Ltd.	—	Available-for-sale financial assets	10	1,823	—	1,790	Note 4
		Lite-On Technology Corporation	—	Available-for-sale financial assets	10	247	—	285	Note 4
		First Financial Holding Co., Ltd.	—	Available-for-sale financial assets	51	1,113	—	1,010	Note 4
		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	50,002	—	50,397	Note 3
		Manulife Emerging Market High Yield Bond Fund-A	—	Available-for-sale financial assets	505	5,083	—	4,624	Note 3
		Manulife Asia Pacific Bond	—	Available-for-sale financial assets	749	8,000	—	7,843	Note 3
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	2,110	23,000	—	22,246	Note 3
		Jih Sun MIT Mainstream Fund	—	Available-for-sale financial assets	500	5,000	—	4,190	Note 3
		Upamc Quality Growth Fund	—	Available-for-sale financial assets	237	5,000	—	4,291	Note 3
		Cathay Mandarin Fund	—	Available-for-sale financial assets	1,600	16,000	—	11,552	Note 3
		Fubon Agribusiness Equity Fund	—	Available-for-sale financial assets	1,000	10,000	—	8,280	Note 3
		Capital India Medium & Small Capital Equity Fund	—	Available-for-sale financial assets	500	5,000	—	4,445	Note 3
		KGI Emerging Markets Equity Small & Mid Cap Fund Lipper	—	Available-for-sale financial assets	1,000	10,000	—	9,690	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	998	10,053	—	10,474	Note 3
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,570	Note 3
		Franklin Templeton Sinoam Franklin Templeton Global Fund of Funds	—	Available-for-sale financial assets	870	11,621	—	10,774	Note 3
		PowerShares QQQ	—	Available-for-sale financial assets	2	2,670	—	3,348	Note 3
		iShares Dow Jones U.S. Financial Sector Index Fund	—	Available-for-sale financial assets	2	2,634	—	2,033	Note 3
		Pro Shares UltraShort 20+ Year Treasury	—	Available-for-sale financial assets	5	4,821	—	2,707	Note 3
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,058	—	3,382	Note 3
		iShares CSI A-Share Consumer Staples Index ETF	—	Available-for-sale financial assets	20	1,736	—	1,634	Note 3
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14	2,098	—	1,527	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	5,000	$50,713	—	$50,860	Note 9
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	2,500	25,276	—	25,553	Note 9

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17	1,814	—	1,666	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	60	6,415	—	5,877	Note 4
		King Slide Works Co., Ltd. 2nd Convertible Bond	—	Financial assets at fair value through profit or loss	50	5,000	—	4,975	Note 4
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	30	3,000	—	3,072	Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,008	—	3,960	Note 4
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,500	—	1,479	Note 4
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	85	8,500	—	8,628	Note 4
		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	—	Financial assets at fair value through profit or loss	100	10,073	—	9,695	Note 4
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	—	Financial assets at fair value through profit or loss	110	11,092	—	10,241	Note 4
		Synnex Technology International Corporation 2nd Unsecured Covertiable Bond Issue	—	Financial assets at fair value through profit or loss	83	8,316	—	8,304	Note 4
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	85	8,467	—	8,398	Note 4
		Asia Optical 3rd Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,504	—	1,465	Note 4
		Hon Chuan Enterprise Co., Ltd. Domestic 1st Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	20	2,020	—	1,960	Note 4
		HiTi Digital Inc. Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	8	693	—	756	Note 4
		Sercomm Corp. 4th Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	10	1,000	—	995	Note 4

18	Concord Technology Co., Ltd.	Stocks Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	7,714 (RMB 1,727)	100	7,714 (RMB 1,727)	Note 1

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	10,024 (US$ 349)	100	10,024 (US$ 349)	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
22	Senao International (Samoa) Holding Ltd.	Stocks Senao International HK Limited	Subsidiary	Investments accounted for using equity method	13,180	$285,048 (US$ 9,344)	100	$285,048 (US$ 9,344)	Note 8
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240	20,088 (US$ 699)	45	20,088 (US$ 699)	Note 8

23	Senao International HK Limited	Stocks Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	89,784 (US$ 2,943)	100	89,784 (US$ 2,943)	Note 8
		Senao International Trading (Shanghai) Co., Ltd	Subsidiary	Investments accounted for using equity method	—	41,232 (US$ 1,352)	100	41,232 (US$ 1,352)	Note 8
		Senao International Trading (Shanghai) Co., Ltd	Subsidiary	Investments accounted for using equity method	—	94,637 (US$ 3,102)	100	94,637 (US$ 3,102)	Notes 8 and 10
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	58,583 (US$ 1,920)	100	58,583 (US$ 1,920)	Note 8

24	Chunghwa Investment Holding Co., Ltd.	Stocks CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	3,500	2,206 (HK$ 564)	100	2,206 (HK$ 564)	Note 1

26	CHI One Investment Co., Limited	Stocks Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	1,678 (RMB 349)	49	1,678 (RMB 349)	Note 1

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—	168,360 (RMB 35,112)	100	168,360 (RMB 35,112)	Note 1

29	Chunghwa Hsingta Company Ltd.	Stocks Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	168,360 (RMB 35,112)	100	168,360 (RMB 35,112)	Note 1

Note 1:	The net asset values of investees were based on unreviewed financial statements.
Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of September 30, 2011.
Note 3:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on September 30, 2011.
Note 4:	Market value was based on the closing price of September 30, 2011.
Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.
Note 6:	The net asset values of investees were based on amortized cost.
Note 7:	Market value of emerging stock was based on the average trading price on September 30, 2011.
Note 8	The net asset values of investees based on reviewed financial statements.
Note 9	The market value is determined by the hundred price of transaction market on September 30, 2011.
Note 10	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stocks Prime Asia Investments Group Ltd.	Investments accounted for using equity method	—	Subsidiary	—	$—	1	$177,176	—	$—	$—	$—	1	$168,360 (Note 3)
		Chunghwa Telecom Singapore Pte., Ltd.	Investments accounted for using equity method	—	Subsidiary	61,869	1,399,258	—	—	35,486	815,827	815,827 (Note 5)	—	26,383	633,158 (Note 3)
		Dian Zuan Integrating Marketing Co., Ltd.	Investments accounted for using equity method	—	—	—	—	11,464	114,640	—	—	—	—	11,464	110,711 (Note 3)
		Huada Digital Corporation	Investments accounted for using equity method	—	—	—	—	25,000	250,000	—	—	—	—	25,000	250,374 (Note 3)
		Beneficiary certificates (mutual fund)
		Yuanta Wan Tai Money Market	Available-for-sale financial assets	—	—	—	—	137,562	2,000,000	137,562	2,001,073	2,000,000	1,073	—	—
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	349	242,784	421	291,669	—	—	—	—	770	534,453
		PIMCO GIS Diversified Bond Fund - E Institutional Class (Inc)	Available-for-sale financial assets	—	—	—	—	656	236,082	656	231,176	236,082	(4,905)	—	—
		Janus US Flexible Income Bond Fund	Available-for-sale financial assets	—	—	—	—	671	230,472	—	—	—	—	671	230,472
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	—	—	984	347,452	—	—	—	—	984	347,452
		Bonds
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	500,000 (Note 2)	—	—	—	—	—	500,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	400,000 (Note 2)	—	—	—	—	—	700,000 (Note 2)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	400,000 (Note 2)	—	—	—	200,000 (Note 2)	200,000 (Note 2)	—	—	200,000 (Note 2)
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2007	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	—	—	100,000 (Note 2)	100,000 (Note 2)	—	—	—
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)
		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	$150,000 (Note 2)	—	$—	—	$150,000 (Note 2)	$150,000 (Note 2)	$—	—	$—
		Taiwan Power Co. 4th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—	—
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)
		Mega Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds-A Issued in 2008	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—	—
		Taiwan Power Co. 2nd Unsecured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		Taiwan Power Co. 5th Unsecured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		NAN YA Company 1st Unsecured Corporate Bond Issue in 2009	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		MLPC 1st Unsecured Corporate Bond Issue in 2008 Bond-A Issue in 2007	Held-to-maturity financial assets	—	—	—	200,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	500,000 (Note 2)
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	Held-to-maturity financial assets	—	—	—	175,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	275,000 (Note 2)
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)
		Taiwan Power Co 2nd Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 2)	—	—	—	—	—	100,000 (Note 2)
		Taiwan Power Co 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	Held-to-maturity financial assets	—	—	—	$—	—	$300,000 (Note 2)	—	$—	$—	$—	—	$300,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
1	Senao International Co., Ltd.	Stocks Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	875	27,452 (US$ 875)	13,000	377,925 (US$ 13,000)	—	—	—	—	13,875	405,377 (US$ 13,875) (Note 4)
22	Senao International (Samoa) Holding Ltd.	Stocks Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	180	5,647 (US$ 180)	13,000	377,925 (US$ 13,000)	—	—	—	—	13,180	— 383,572 (US$ 13,180) (Note 4)
27	Prime Asia Investments Group Ltd.	Stocks Chunghwa Hsingta Company Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	177,176 (RMB 39,376)	—	—	—	—	—	— 168,360 (RMB 35,112) (Note 3)
29	Chunghwa Hsingta Company Ltd.	Stocks Chunghwa Telecom (China) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	177,176 (RMB 39,376)	—	—	—	—	—	168,360 (RMB 35,112) (Note 3)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	Stated at its nominal amounts.

Note 3:	The ending balance includes equity in earnings or losses of equity method investees and cumulative transaction adjustments.

Note 4:	Stated at its original investment amounts.

Note 5:	The amount decrease was because of capital reduction.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF REAL ESTATE AMOUNTING AT COST OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Type of Property	Transaction Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Proceeds Collection Status	Gain (Loss) on Disposal	Counter-party	Nature of Relationship	Purpose of Disposal	Price Reference	Other Terms
Chunghwa Telecom Co., Ltd. (Chunghwa)	Land	March 2011	April 2000	$338,347	$647,717	$615,331 was collected in March 2011; the rest of $32,386 was collected upon land delivery in May 2011	$305,280	Taiwan Stock Exchange Corporation (TSE)	None	With the presence of TSE, to create cluster effect of IDC clients	In accordance with land valuation report and mutual agreement	—

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

										Notes/Accounts Payable or Receivable
			Nature of	Transaction Details				Abnormal Transaction (Note 2)		Ending Balance
No.	Company Name	Related Party	Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	(Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$770,957 (Note 4)	1	30 days	—	—	$3,305 (Note 5)		—
				Purchase	5,117,678 (Note 3)	6	30-90 days	—	—	(912,218 (Note 6	) )	(8)
		CHIEF Telecom Inc.	Subsidiary	Sales	209,530 (Note 7)	—	30 days	—	—	33,906 (Note 8)		—
				Purchase	227,358	—	60 days	—	—	(42,986 (Note 9	) )	—
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	373,964 (Note 10)	—	30 days	—	—	(276,223 (Note 11	) )	(3)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	338,114	—	30-90 days	—	—	(433,749)		(4)
		Chunghwa Telecom Global Inc.	Subsidiary	Purchase	170,512	—	—	—	—	(67,077)		—
		Light Era Development Co., Ltd.	Subsidiary	Sales	100,916 (Note 12)	—	—	—	—	—		—
		So-net Entertainment Taiwan	Equity-method investee	Sales	204,541	—	60 days	—	—	1,500		—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,146,933 (Note 3)	26	30-90 days	—	—	932,463 (Note 6)		44
				Purchase	735,322 (Note 4)	5	30 days	—	—	(2,934 (Note 5	) )	—
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	227,358	23	60 days	—	—	40,888 (Note 9)		29
				Purchase	208,797 (Note 7)	29	30 days	—	—	(33,818 (Note 8	) )	(45)
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,171,918 (Note 10)	87	30 days	—	—	276,042 (Note 11)		83
5	Chunghwa Telecom Global Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	170,512	—	—	—	—	67,077		88

(Continued)

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, and property, plant and equipment.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payable.

Note 6:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected in trust for others.

Note 7:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.

Note 8:	The difference was because CHIEF Telecom Inc. classified the amount as other current liabilities.

Note 9:	The difference was because CHIEF Telecom Inc. classified the amount as other receivables.

Note 10:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, property, plant and equipment, and intangible assets.

Note 11:	The difference was because Chunghwa System Integration Co., Ltd. classified the amount as other current assets.

Note 12:	The difference was because Light Era Development Co., Ltd. classified the amount as intangible assets and operating expenses.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$162,402	12.85	$—	—	$102,602	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,197,072	7.87	—	—	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	276,042	2.53	—	—	175,048	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2011			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian, New Taipei City	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,443,145	$1,035,859	$293,328	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,871,132	899,601	899,657	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,816,460	83,695	74,167	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	707,397	27,205	27,505	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	1,389,939	26,383	100	633,158	20,018	20,018	Subsidiary
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	551,432	118,423	84,096	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	546,867	444,764	98,068	Equity-method investee
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	522,003	522,003	129,590	100	532,214	(6,126)	(6,126)	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	262,528	50,114	15,041	Equity-method investee
		InfoExplorer Co., Ltd.	Banqiao, New Taipei City	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	259,082	(11,946)	(18,623)	Equity-method investee
		Huada Digital Corporation	Taipei	Providing software service	250,000	—	25,000	50	250,374	690	374	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	185,015	29,315	29,290	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	177,176	—	1	100	168,360	(19,187)	(19,187)	Subsidiary
		Dian Zuan Integrating Marketing Co., Ltd.	Taipei	Information technology service and general advertisement service	114,640	—	11,464	40	110,711	(9,822)	(3,928)	Equity-method investee
		Spring House Entertainment Tech. Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	107,516	65,152	31,150	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2011			Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					September 30, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	105,846	71,927		20,159		Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	81,320	11,737		13,311		Subsidiary
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	70,028	30,853		6,138		Equity-method investee
		Smartfun Digital Co., Ltd.	Taipei	Software retail	65,000	—	6,500	65	64,202	1,227		(798)		Subsidiary
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	43,847 (VND 30,921,368)	—	—	100	41,679 (VND 29,351,408)	(2,017 (VND (1,420,423	) ))	(2,017 (VND (1,420,423	) ))	Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	34,921	32,260		9,724		Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	21,577	7,412		7,412		Subsidiary
		Chunghwa Sochamp Technology Inc.	Taipei	License plate recognition system	20,400	—	2,040	51	19,171	(2,409)		(1,228)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—		— (Note 3)		Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou, New Taipei City	Telecommunication facilities manufactures and sales	206,190	206,190	16,824	41	321,624	110,390		45,271		Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	405,377 (US$ 9,875)	27,452 (US$ 875)	13,875	100	305,516 (US$ 10,015)	(113,880 (US$	) (3,913))	(113,391 (US$	) (3,897))	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2011			Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					September 30, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service	$2,000	$2,000	200	100	$1,833		$(104)			$(104)		Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	6,068 (US$200)	6,068 (US$ 200)	200	100	9,222 (US$ 303)		846 (US$ 29)		(US$	846 29)		Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	31,973 (US$1,010)	31,973 (US$1,010)	1,010	100	7,714 (RMB 1,727)		(3,446 (RMB	) (772))		(3,446 (RMB	) (772))	Subsidiary
7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taipei	International trading, general advertisement and book publishment service	1,000	—	—	100	966		(34)			(34)		Subsidiary
8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taipei	Real estate leasing business	2,793,667	2,793,667	83,290	100	2,818,933		35,804			(5,247)		Subsidiary
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061 (SG$18,102)	409,061 (SG$18,102)	18,102	38	442,516 (SG$ 18,823)		48,924 (SG$ 2,081)			25,282 (SG$ 1,075)		Equity-method investee
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	10,317	53	119,929		7,265			3,895		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	34,483 (US$1,043)	34,483 (US$ 1,043)	1,043	100	12,455 (US$ 409)	(US$	(6,302 (216	) ) )	(US$	(6,302 (216	) ))	Subsidiary
		Panda Monium Company Ltd.	Cayman	The production of animation	20,000 (US$602)	20,000 (US$ 602)	602	43	—		—			—		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service	20,000	20,000	2,000	4	25,813		118,423			4,334		Equity-method investee
		Senao International Co., Ltd.	Sindian, New Taipei City	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	47,975		1,035,532			2,612		Equity-method investee
18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	31,973 (US$1,010)	31,973 (US$ 1,010)	1,010	100	7,714 (RMB 1,727)		(3,446 (RMB	) (772))		(3,446 (RMB	) (772))	Subsidiary
20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504 (US$400)	12,504 (US$ 400)	400	100	10,024 (US$ 349)		(1,936 (US$	) (67))		(1,936 (US$	) (67))	Subsidiary
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	Sales of communication business	383,572 (US$13,180)	5,647 (US$ 180)	13,180	100	285,048 (US$ 9,344)		(114,408) (US$(3,931))			(114,408) (US$(3,931))		Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177 (US$675)	21,177 (US$ 675)	5,240	45	20,088 (US$ 658)		(456) (US$(16))			(205) (US$(7))		Equity-method investee
24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	14,483 (HK$3,924)	14,483 (HK$ 3,924)	3,500	100	2,206 (HK$ 532)		(6,204) ((HK$ 1,681))			(6,204) ((HK$ 1,681))		Subsidiary
26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities	13,862 (RMB2,963)	13,862 (RMB 2,963)	—	49	1,678 (RMB 349)		(12,706) (RMB(2,845))			(6,226) (RMB(1,394))		Equity-method investee

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2011			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	Fujian	Information technology services and sale of communication products	116,821 (US$4,000)	—	—	100	89,784 (US$ 2,943)	(31,647) (US$(1,087) )	(31,647) (US$(1,087) )	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	Shanghai	Information technology services and sale of communication products	86,496 (US$3,000)	—	—	100	41,232 (US$ 1,352)	(49,159) (US$(1,689) )	(49,159) (US$(1,689) )	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	Shanghai	Information technology services and sale of communication products	116,534 (US$4,000)	—	—	100	94,637 (US$ 3,102)	(26,966) (US$(927) )	(26,966) (US$(927) )	Subsidiary (Note 4)
		Senao International Trading (Jiangsu) Co., Ltd.	Jiangsu	Information technology services and sale of communication products	58,074 (US$2,000)	—	—	100	58,583 (US$ 1,920)	(3,178) (US$(109) )	(3,178) (US$(109) )	Subsidiary
27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	177,176 (RMB39,376)	—	—	100	168,360 (RMB 35,112)	(19,187) (RMB(4,001) )	(19,187) (RMB(4,001)	Subsidiary
29	Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hareware system services, and intergartion of information system	177,176 (RMB39,376)	—	—	100	168,360 (RMB 35,112)	(19,187) (RMB(4,001))	(19,187) (RMB(4,001))	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except the equity in earnings of Senao International Co., Ltd. and its subsidiaries.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of September 30, 2011. Chunghwa has 100% ownership right in an amount of US$1 in the holding company.
Note 4:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2011	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2011	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2011	Accumulated Inward Remittance of Earnings as of September 30, 2011
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$31,973	Note 1	$31,973	$—	$—	$31,973	100%	$(3,446)	$7,714	$—
Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	28,282	Note 1	13,862	—	—	13,862	49%	(6,226)	1,678	—
Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	116,821	Note 1	—	116,821	—	116,821	100%	(31,647)	89,784	—
Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	86,496	Note 1	—	86,496	—	86,496	100%	(49,159)	41,232	—
Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	116,534	Note 1	—	116,534	—	116,534	100%	(26,966)	94,637	—
Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	58,074	Note 1	—	58,074	—	58,074	100%	(3,178)	58,583	—
Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	—	177,176	—	177,176	100%	(19,187)	168,360	—

Accumulated Investment in Mainland China as of September 30, 2011	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$31,973 (US$ 1,010)	$48,169 (US$ 1,500)	$392,180 (Note 3)
13,862 (US$ 431)	79,882 (US$ 2,500)	1,263,009 (Note 4)
261,696 (US$ 9,000)	261,696 (US$ 9,000)	2,870,491 (Note 5)
177,176 (US$ 6,000)	177,176 (US$ 6,000)	217,655,228 (Note 6)

(Continued)

Note 1:	Investments were through an holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements, except the recognition of investment gains (losses) of Senao International Co., Ltd. was calculated based on the reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.
Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 7:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Nine months ended September 30, 2011
Revenues from external customers	$59,707,926	$55,280,547	$18,083,200	$11,312,683	$185,883	$—	$144,570,239

Intersegment revenues (Note 2)	$10,912,293	$5,080,682	$1,246,953	$1,132,101	$805	$(18,372,834)	$—

Segment income before tax	$14,638,991	$20,298,249	$7,248,950	$1,827,025	$(448,345)	$—	$43,564,870

Total assets	$226,584,398	$57,617,703	$17,299,966	$22,113,887	$90,020,970	$—	$413,636,924

Nine months ended September 30, 2010
Revenues from external customers	$52,193,691	$57,000,501	$17,646,022	$11,591,004	$171,308	$—	$138,602,526

Intersegment revenues (Note 2)	$10,472,600	$1,515,021	$716,213	$1,126,419	$1,172	$(13,831,425)	$—

Segment income before tax	$13,386,334	$22,169,467	$7,273,548	$2,134,807	$(1,049,929)	$—	$43,914,227

Total assets	$228,273,588	$57,982,993	$15,875,687	$20,655,176	$99,878,936	$—	$422,666,380

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.
Note 3:	According to Regulations Governing Network Interconnection among Telecommunications Enterprises Article 20, ownership of the tariffs for the communications between mobile telecommunications network and fixed telecommunications network except for international communications shall follow the following principles:

The tariff is collected from the call-originating subscribers by the call-originating telecommunications enterprises pursuant to the pricing of the mobile telecommunications network enterprises, and the revenue from the tariff belongs to the mobile telecommunications network enterprises. However, from January 1, 2011, the tariff shall be both priced and collected from the call-originating subscribers by the call-originating telecommunications enterprise; revenue from the tariff shall belong to the call-originating telecommunications enterprises as well.

Exhibit 3

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of September 30, 2011 and 2010, and the related consolidated statements of income and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement on of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 2 to the consolidated financial statements, the financial statements of certain subsidiaries as of and for the nine months ended September 30, 2011 and 2010 have not been reviewed. The total assets of these subsidiaries were 3.57% (NT$15,116,062 thousand) and 3.52% (NT$15,186,321 thousand), and the total liabilities of these subsidiaries were 9.72% (NT$5,864,612 thousand) and 11.19% (NT$6,188,816 thousand), of the related consolidated amounts as of September 30, 2011 and 2010, respectively. The total revenues of these subsidiaries were 3.36% (NT$5,463,717 thousand) and 1.80% (NT$2,705,963 thousand) of the related consolidated revenues for the nine months ended September 30, 2011 and 2010, respectively and their net income (losses) were NT$885,459 thousand and NT$(427,274) thousand for the nine months ended September 30, 2011 and 2010, respectively. Further, as discussed in Note 12 to the consolidated financial statements, the financial statements of all equity method investees as of and for the nine months ended September 30, 2011 and 2010 have not been reviewed. The aggregate carrying values of these equity method investees were NT$2,426,127 thousand and NT$1,690,251 thousand as of September 30, 2011 and 2010, respectively, and the equity in earnings were NT$236,238 thousand and NT$112,614 thousand for the nine months ended September 30, 2011 and 2010, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain subsidiaries and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

October 24, 2011

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$48,803,511	12	$67,400,348	16
Financial assets at fair value through profit or loss (Notes 2 and 5)	77,734	—	61,377	—
Available-for-sale financial assets (Notes 2 and 6)	2,544,351	1	3,285,019	1
Held-to-maturity financial assets (Notes 2 and 7)	1,621,912	—	1,343,595	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,458,168 thousand in 2011 and $2,679,116 thousand in 2010 (Notes 2 and 8)	22,191,646	5	13,360,344	3
Receivables from related parties (Note 28)	19,411	—	36,559	—
Other monetary assets (Note 9)	1,923,956	—	4,657,167	1
Inventories (Notes 2, 10, 21 and 30)	4,883,896	1	3,884,944	1
Deferred income tax assets (Notes 2 and 25)	147,173	—	94,161	—
Restricted assets (Notes 21, 29 and 30)	47,979	—	144,936	—
Other current assets (Notes 10, 11, 21 and 28)	8,223,615	2	6,472,682	1

Total current assets	90,485,184	21	100,741,132	23

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,426,127	1	1,690,251	—
Financial assets carried at cost (Notes 2 and 13)	2,856,715	1	2,744,402	1
Available-for-sale financial assets (Notes 2 and 6)	45,449	—	—	—
Held-to-maturity financial assets (Notes 2 and 7)	12,681,837	3	7,227,058	2
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investments	19,010,128	5	12,661,711	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28 and 29)
Cost
Land	103,698,711	25	103,719,103	24
Land improvements	1,552,425	—	1,538,009	—
Buildings	67,575,171	16	67,241,532	16
Computer equipment	14,624,276	3	15,882,509	4
Telecommunications equipment	648,230,088	153	656,243,444	152
Transportation equipment	2,405,725	1	1,959,406	—
Miscellaneous equipment	6,584,215	2	7,193,903	2

Total cost	844,670,611	200	853,777,906	198
Revaluation increment on land	5,762,611	1	5,800,909	1

	850,433,222	201	859,578,815	199
Less: Accumulated depreciation	565,151,142	133	567,883,608	131

	285,282,080	68	291,695,207	68
Construction in progress and advances related to acquisition of equipment	14,458,045	3	13,244,355	3

Property, plant and equipment, net	299,740,125	71	304,939,562	71

INTANGIBLE ASSETS (Note 2)
3G concession	5,427,414	1	6,176,022	2
Goodwill	245,184	—	283,054	—
Others	598,034	—	517,991	—

Total intangible assets	6,270,632	1	6,977,067	2

OTHER ASSETS
Leased assets	403,181	—	414,102	—
Idle assets (Note 2)	900,630	—	907,930	—
Refundable deposits (Note 28)	1,661,226	1	1,497,284	—
Deferred income tax assets (Notes 2 and 25)	517,086	—	446,507	—
Restricted assets (Note 29)	8,152	—	60,692	—
Others (Note 28)	4,111,694	1	3,293,535	1

Total other assets	7,601,969	2	6,620,050	1

TOTAL	$423,108,038	100	$431,939,522	100

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note 16)	$135,000	—	$145,686	—
Short-term bills payable (Note 17)	—	—	129,963	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	82,340	—	3,786	—
Trade notes and accounts payable (Note 21)	10,516,374	3	8,066,803	2
Payables to related parties (Note 28)	578,256	—	95,747	—
Income tax payable (Notes 2 and 25)	1,898,721	—	2,629,571	1
Accrued expenses (Note 18)	13,656,757	3	13,451,247	3
Current portion of long-term loans (Note 20)	304,007	—	108,869	—
Other current liabilities (Notes 10, 19, 21 and 28)	21,644,034	5	16,964,237	4

Total current liabilities	48,815,489	11	41,595,909	10

NONCURRENT LIABILITIES
Long-term loans (Note 20)	1,983,489	—	3,375,489	1
Deferred income (Note 2)	2,546,147	1	2,549,509	—

Total noncurrent liabilities	4,529,636	1	5,924,998	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	1,411,828	1	1,271,174	—
Customers’ deposits (Note 28)	5,109,861	1	5,868,394	2
Others	360,524	—	533,139	—

Total other liabilities	6,882,213	2	7,672,707	2

Total liabilities	60,322,324	14	55,288,600	13

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15 and 22)
Capital stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares in 2011 and 9,696,808 thousand shares in 2010	77,574,465	18	96,968,082	23

Additional paid-in capital
Capital surplus	169,496,289	40	169,496,289	39
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	26,460	—	2,262	—

Total additional paid-in capital	169,535,919	40	169,511,721	39

Retained earnings
Legal reserve	66,122,145	15	61,361,255	14
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	37,065,672	9	36,951,097	8

Total retained earnings	105,863,711	25	100,988,246	23

Other adjustments
Cumulative translation adjustments	(25,363)	—	34,421	—
Unrecognized net loss of pension	(40,617)	—	(84,487)	—
Unrealized gain (loss) on financial instruments	64,050	—	(341,868)	—
Unrealized revaluation increment	5,762,829	2	5,803,446	1

Total other adjustments	5,760,899	2	5,411,512	1

Total equity attributable to stockholders of the parent	358,734,994	85	372,879,561	86

MINORITY INTEREST IN SUBSIDIARIES	4,050,720	1	3,771,361	1

Total stockholders’ equity	362,785,714	86	376,650,922	87

TOTAL	$423,108,038	100	$431,939,522	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 24, 2011)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
NET REVENUES (Note 28)	$162,606,604	100	$150,134,417	100

OPERATING COSTS (Note 28)	96,763,912	60	84,076,382	56

GROSS PROFIT	65,842,692	40	66,058,035	44

OPERATING EXPENSES (Note 28)
Marketing	16,843,882	10	16,480,842	11
General and administrative	3,162,595	2	2,923,081	2
Research and development	2,601,821	2	2,424,301	2

Total operating expenses	22,608,298	14	21,828,224	15

INCOME FROM OPERATIONS	43,234,394	26	44,229,811	29

NON-OPERATING INCOME AND GAINS (Notes 12 and 28)
Interest income	500,049	1	333,734	1
Gain on disposal of property, plant and equipment, net	299,920	—	—	—
Equity in earnings of equity method investees, net	236,238	—	112,614	—
Gain on disposal of financial instrument, net	112,958	—	35,102	—
Dividend income	22,183	—	19,944	—
Foreign exchange gain, net	16,744	—	32,845	—
Valuation gain on financial instruments, net	—	—	3,324	—
Others	318,983	—	299,304	—

Total non-operating income and gains	1,507,075	1	836,867	1

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net	116,181	—	—	—
Interest expense	24,080	—	98,490	—
Impairment loss on assets	—	—	52,916	—
Loss on disposal of property, plant and equipment, net	—	—	11,057	—
Others	42,391	—	60,853	—

Total non-operating expenses and losses	182,652	—	223,316	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
INCOME BEFORE INCOME TAX	$44,558,817	27	$44,843,362	30

INCOME TAX EXPENSE (Notes 2 and 25)	6,712,551	4	7,186,400	5

CONSOLIDATED NET INCOME	$37,846,266	23	$37,656,962	25

ATTRIBUTED TO
Stockholders of the parent	$37,065,217	23	$36,944,190	25
Minority interests	781,049	—	712,772	—

	$37,846,266	23	$37,656,962	25

	2011		2010
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE (Note 26)
Basic earnings per share	$5.59	$4.75	$4.53	$3.81

Diluted earnings per share	$5.57	$4.74	$4.51	$3.80

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 24, 2011)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$37,846,266	$37,656,962
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	95,746	265,522
Depreciation and amortization	24,135,427	25,724,490
Amortization of premium of financial assets	43,073	26,531
Valuation loss (gain) on financial instruments, net	116,181	(3,324)
Gain on disposal of financial instruments, net	(112,958)	(35,102)
Loss (gain) on disposal of property, plant and equipment, net	(299,920)	11,057
Loss on disposal of leased assets, net	7	—
Equity in earnings of equity method investees, net	(236,238)	(112,614)
Dividends received from equity investees	150,831	35,862
Impairment loss on assets	—	52,916
Loss arising from natural calamities	985	14,152
Deferred income taxes	(149,742)	48,991
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	23,371	(3,651)
Trade notes and accounts receivable	(8,129,597)	(1,540,266)
Receivables from related parties	41,544	(20,580)
Other monetary assets	184,861	(1,223,629)
Inventories	(332,502)	162,290
Other current assets	(3,059,164)	(2,666,463)
Increase (decrease) in:
Trade notes and accounts payable	(1,588,124)	(1,676,280)
Payables to related parties	537,347	(287,772)
Income tax payable	(2,671,361)	(1,681,968)
Accrued expenses	(4,741,456)	(3,996,283)
Other current liabilities	3,119,249	1,560,622
Deferred income	(42,763)	64,066
Accrued pension liabilities	119,196	53,667

Net cash provided by operating activities	45,050,259	52,429,196

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial asset at fair value through profit or loss	(87,987)	(27,326)
Proceeds from disposal of designated financial asset at fair value through profit or loss	82,801	23,350
Acquisition of available-for-sale financial assets	(3,785,956)	(2,598,131)
Proceeds from disposal of available-for-sale financial assets	3,322,550	15,232,678
Acquisition of held-to-maturity financial assets	(5,113,772)	(4,556,071)
Proceeds from disposal of held-to-maturity financial assets	1,138,898	988,144

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010
Acquisition of financial assets carried at cost	$(200,879)	$(276,965)
Proceeds from disposal of financial assets carried at cost	57,277	171,051
Liquidating dividend	318	—
Acquisition of investments accounted for using equity method	(364,640)	(35,257)
Acquisition of property, plant and equipment	(16,582,594)	(15,496,748)
Proceeds from disposal of property, plant and equipment	648,854	76,240
Increase in intangible assets	(238,523)	(131,455)
Decrease (increase) in restricted assets	(828)	37,145
Increase in other assets	(949,190)	(1,964,504)

Net cash used in investing activities	(22,073,671)	(8,557,849)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	20,000	(617,314)
Increase (decrease) in short-term bills payable	(229,896)	129,963
Repayment of long-term loans	(1,169,659)	(92,074)
Increase in long-term loans	—	3,237,854
Decrease in customers’ deposits	(743,862)	(134,767)
Increase in other liabilities	1,332	141,411
Cash dividends paid	(42,854,462)	(39,369,041)
Capital reduction	(19,393,617)	(9,696,808)
Proceeds from exercise of employee stock option granted by subsidiary	71,959	74,301
Decrease in minority interests	(769,419)	(660,076)

Net cash used in financing activities	(65,067,624)	(46,986,551)

EFFECT OF EXCHANGE RATE CHANGES	132,031	20,043

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(112,706)	(2,763,981)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(42,071,711)	(5,859,142)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	90,875,222	73,259,490

CASH AND CASH EQUIVALENTS, END OF PERIOD	$48,803,511	$67,400,348

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$24,241	$91,289

Income tax paid	$9,519,457	$8,810,189

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$75,351	$81,663

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010
CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$17,529,415	$14,076,517
Payables to suppliers	(1,034,353)	1,419,500
Prepayments for equipment	87,532	731

	$16,582,594	$15,496,748

InfoExplorer Co., Ltd. (“IFE”) merged with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011. After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”). International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. As IFE issued new shares for the aforementioned share swap, the following table presents the allocation of acquisition costs of International Integrated System Inc. and e-ToYou International Inc. to assets acquired and liabilities assumed based on their fair values on the basis of the final data obtained on April 1, 2011:

Cash	$46,592
Accounts receivables	199,592
Financial assets at fair value through profit and loss	38,073
Other monetary assets	17,822
Long-term investments	34,051
Property, plant, and equipment	4,996
Refundable deposits	43,553
Other assets	4,472
Accounts payables	(79,713)
Other current liabilities	(25,145)
Other liabilities	(38,480)

Common stock issued by IFE	$245,813

Chunghwa has lost control over International Integrated System Inc. (“IISI”) on June 24, 2011. The following table presents assets and liabilities of IISI based on their fair values on the basis of the final data obtained on June 24, 2011:

Current assets (excluding cash)	$591,925
Long-term investments	64,219
Property, plant, and equipment	59,891
Intangible assets	2,679
Other assets	130,173
Current liabilities	(276,356)
Other liabilities	(102,917)
Net assets	(628,912)

Cash	$(159,298)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The acquisition of Yao Yong Real Property Co., Ltd. (“YYRP”) by Light Era Development Co., Ltd. (“LED”) was made on March 1, 2010. The following table presents the allocation of acquisition costs of YYRP to assets acquired and liabilities assumed based on their fair values on the basis of the final data obtained on April 12, 2010:

Cash and cash equivalents	$29,686
Other monetary assets	13,439
Deferred income tax assets	5,603
Property, plant, and equipment	2,781,547
Customers’ deposits	(34,857)
Accrued expenses	(1,312)
Other current liabilities	(1,311)

Total	2,792,795
Percentage of ownership	100%

2,792,795
Goodwill	872

Acquisition costs of acquired subsidiary	$2,793,667

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 24, 2011)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phone and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007.

Senao International (Samoa) Holding Ltd. (SIS) was established by SENAO in 2009. SIS engages mainly in international investment activities.

Senao International HK Limited (SIHK) was established by SIS in 2009. SIHK engages mainly in international investment activities.

Senao Trading (Fujian) Co., Ltd. (“STF”) was established by SIHK in 2011. STF engages mainly in sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SITS”) was established by SIHK in 2011. SITS engages mainly in sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SEITS”) was established by SIHK in 2011. SEITS engages mainly in provision of information and communication maintenance services.

The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”) was established by SIHK in 2011. SITJ engages mainly in sale of information and communication technology products.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet data center (“IDC”) service. Chunghwa acquired 70% of the shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) completed the liquidation procedures and obtained the required approval from local government on September 24, 2010.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% of the shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Tech. Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained controlling interest over it in January 2008.

Ceylon Innovation Co., Ltd. (“CEI”) was established by SHE in April 2011. CEI has not started its operation and will engage mainly in international trade, general advertisement and book publishing service.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002. YYRP engages mainly in real estate management and leasing business. LED acquired 100% ownership interest of YYRP on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) in July 2008. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011. After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”). International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors. Due to this loss of control, IISI was deconsolidated and a loss of $841 thousand was realized as a result of the deconsolidation and going forward the investment is accounted for as an equity method investment.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services. CHI was equity-method investee of the parent company. Chunghwa acquired over 50% shares of CHI on September 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”) was established by CHPT in 2010. CHPT (US) engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004. CIHC engages mainly in general investment activities.

CHI One Investment Co., Ltd. (“COI”) was established by CIHC in 2009. COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) in March 2006. The holding company is operating as investment company and Chunghwa has 100% ownership interest in an amount of US$1 in the holding company as of September 30, 2011.

Chunghwa has established Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006. Prime Asia engages mainly in investment activities.

Chunghwa Hsingta Company Ltd. (“CHC”) was established by Prime Asia in December 2010. CHC engages mainly in investment activities.

Chunghwa Telecom (China) Co., Ltd. (“CTC”) was established by CHC in March 2011. CTC engages mainly in energy conserving and providing services of planning, design, and intergration of information systems.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011. CHTV engages mainly in providing information and communications technology, international circuit, and intelligent energy network service.

Chunghwa and Sochamp Technology Inc. established a joint venture, Chunghwa Sochamp Technology Inc. (“CHST”), in July 2011. CHST mainly engages in license plate recognition system.

Chunghwa and United Daily News established a joint venture, Smartfun Digital Co., Ltd. (“SFD”), in August 2011. SFD mainly engages in sales of software.

As of September 30, 2011 and 2010, the Company had 28,426 and 27,880 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of September 30, 2011:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the nine months ended September 30, 2011 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, SEITS, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, CHTV, CHST, and SFD. The accounts of IISI, IESA and IEHK were deconsolidated on June 24, 2011 (see Note 1). The consolidated financial statements for the nine months ended September 30, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

The financial statements as of and for the nine months ended September 30, 2011 and 2010 for the following subsidiaries have not been reviewed: CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, CHTV, CHST, and SFD as of and for the nine months ended September 30, 2011. SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect and Prime Asia, as of and for the nine months ended September 30, 2010. The total assets of the above subsidiaries were 3.57% (NT$15,116,062 thousand) and 3.52% (NT$15,186,321 thousand), and the total liabilities of the above subsidiaries were 9.72% (NT$5,864,612 thousand) and 11.19% (NT$6,188,816 thousand), of the related consolidated amounts as of September 30, 2011 and 2010, respectively. The aggregate total revenues for these subsidiaries were 3.36% (NT$5,463,717 thousand) and 1.80% (NT$2,705,963 thousand), respectively, of the related consolidated amounts for the nine months ended September 30, 2011 and 2010 and their net income (losses) were NT$885,459 thousand and NT$(427,274) thousand for the nine months ended September 30, 2011 and 2010, respectively.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates. When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity. Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc. Actual results may differ from these estimates.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date. All other assets are classified as noncurrent. Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date. All other liabilities are classified as noncurrent.

LED engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items. Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. Regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows: forward exchange contracts and currency swap contracts are estimated by valuation techniques; index future contracts are determined at their market quotation on the balance sheet date; bonds are based on prices quoted by GreTai Securities Market (GTSM).

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share. The difference between the initial carrying amount of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit or loss.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost. The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets. An impairment loss is recognized when there is objective evidence that the asset is impaired. A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011. The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34. Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

When using percentage-of-completion method, profits are recorded based on LED’s estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded in the period in which it becomes evident.

The percentage of completion is measured based on the completion of the contract milestones predetermined by the architects and engineers. Construction in progress is stated at cost plus (less) amounts associated with estimated profit (loss) recognized on the basis of the percentage-of-completion method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 3 to 60 years; computer equipment - 2 to 15 years; telecommunication equipment - 2 to 30 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly including 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018. The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

Expenditures on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from research and development expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services are recognized as incurred.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011. When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34. There was no effect on the consolidated net income and after-tax basic earnings per share for the nine months ended September 30, 2011 as a result of the adoption of SFAS No. 34.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2011	2010
Cash
Cash on hand	$168,093	$128,648
Bank deposits	4,662,692	6,647,848
Negotiable certificate of deposit, annual yield rate - ranging from 0.65%-0.95% and 0.17%-1.07% for 2011 and 2010, respectively	37,750,000	56,067,542

	42,580,785	62,844,038

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.45%-0.70% and 0.32%-0.43% for 2011 and 2010, respectively	6,222,726	4,306,261
Treasury bills, annual yield rate - 0.32%	—	250,049

	6,222,726	4,556,310

	$48,803,511	$67,400,348

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2011	2010
Derivatives - financial assets
Forward exchange contracts	$4,154	$—
Index future contracts	1,918	—
Currency swap contracts	191	24,675

	6,263	24,675
Designated financial asset at fair value through profit or loss
Convertible bonds	71,471	36,702

	$77,734	$61,377

Derivatives - financial liabilities
Currency swap contracts	$82,269	$—
Forward exchange contracts	71	1,827
Index future contracts	—	1,959

	$82,340	$3,786

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of September 30, 2011 and 2010 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
September 30, 2011

Currency swap contracts	US$/NT$	2011.10-12	US$58,000/NT$1,685,069
	US$/NT$	2011.12	US$4,000/NT$122,000
Forward exchange contracts - buy	NT$/US$	2011.10	NT$267,872/US$8,916

September 30, 2010

Currency swap contracts	US$/NT$	2010.10	US$30,000/NT$964,375
Forward exchange contracts - buy	NT$/US$	2010.10	NT$186,033/US$5,880

Outstanding index future contracts as of September 30, 2011 and 2010 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
September 30, 2011

TAIFEX futures
TX	2011.10	26	NT$39,092
TX	2011.11	6	NT$8,568
TE	2011.10	19	NT$20,263
TF	2011.10	4	NT$3,399
TF	2011.11	9	NT$7,340

September 30, 2010

TAIFEX futures
TX	2010.10	6	NT$9,140
TX	2010.12	20	NT$31,468

As of September 30, 2011 and 2010, the deposits paid for outstanding index future contracts were $4,146 thousand and $1,664 thousand, respectively.

The convertible bonds owned by subsidiaries are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gains (losses) arising from financial assets and liabilities at fair value through profit or loss for the nine months ended September 30, 2011 and 2010 were $(78,217) thousand (including realized settlement gain of $37,515 thousand and valuation loss of $115,732 thousand) and $12,349 thousand (including realized settlement loss of $2,823 thousand and valuation gain of $15,172 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2011	2010
Open-end mutual funds	$2,119,285	$2,920,774
Domestic listed stocks	394,102	261,708
Corporate bonds	76,413	102,537

	2,589,800	3,285,019
Less: Current portion	2,544,351	3,285,019

	$45,449	$—

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Nine Months Ended September 30
	2011	2010
Balance, beginning of period	$176,048	$(447,129)
Recognized in stockholders’ equity	(114,177)	5,875
Transferred to profit or loss	2,179	99,386

Balance, end of period	$64,050	$(341,868)

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2011	2010
Corporate bonds, nominal interest rate ranging from 1.20%-2.90% and 0.83%-4.75% for 2011 and 2010, respectively; effective interest rate ranging from 1.00%-2.89% and 0.83%-2.95% for 2011 and 2010, respectively	$13,197,703	$8,171,501
Bank debentures, nominal interest rate ranging from 1.37%-2.11% and 1.93%-2.11% for 2011 and 2010, respectively; effective interest rate ranging from 1.25%-2.45% and 2.45%-2.90% for 2011 and 2010, respectively	1,106,046	399,152

	14,303,749	8,570,653
Less: Current portion	1,621,912	1,343,595

	$12,681,837	$7,227,058

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Nine Months Ended September 30
	2011	2010
Balance, beginning of period	$2,551,464	$2,798,679
Provision for doubtful accounts	81,254	254,855
Accounts receivable written off	(176,297)	(374,418)
Impact on changes of consolidated subsidiaries	1,747	—

Balance, end of period	$2,458,168	$2,679,116

9.	OTHER MONETARY ASSETS - CURRENT

	September 30
	2011	2010
Receivables from disposal of financial instruments	$34,089	$1,658,724
Accrued custodial receipts from other carriers	3,480	505,572
Others	1,886,387	2,492,871

	$1,923,956	$4,657,167

10.	INVENTORIES

	September 30
	2011	2010
Merchandise	$2,823,195	$1,582,791
Work in process	577,621	885,957

	3,400,816	2,468,748
Construction in progress	636,689	—

(Continued)

	September 30
	2011	2010
Land held under development	$495,513	$803,620
Land held for sale	315,062	—
Land held for development	35,816	469,874
Payment for construction	—	142,702

	$4,883,896	$3,884,944

(Concluded)

The operating costs related to inventories were $24,666,236 thousand (including valuation loss on inventories of $294,360 thousand) and $18,622,481 thousand (including the valuation loss on inventories of $20,744 thousand) for the nine months ended September 30, 2011 and 2010, respectively.

Land held for sale on September 30, 2011 was for Wan-Xi project $310,458 thousand and Li-Shui (B) project $4,604 thousand.

Land held under development and construction in progress on September 30, 2011 was for Guang-Diang, Li-Shui (A), and Covent projects. Guang-Diang and Li-Shui (A) projects are expected to be completed in 2012. Covent Project is expected to be completed in 2011.

LED recognizes the relevant revenues of Guang-Diang Project by percentage of completion method. The related information were as follows (in thousands):

September 30, 2011
Percentage of completion method

Guang-Diang project
Contract price	$983,129

Estimated construction cost	$425,203

Land held under development	$64,987

Construction in progress
Construction cost	$268,000
Recognized cumulative gain	365,330

$633,330

Deferred marketing expenses (classified as other current assets)	$20,570

Advance from land and building (classified as other current liabilities)	$178,882

Percentage of completion	73%
Expected year of completion	2012

Land held under development on September 30, 2010 was for Guang-Diang project $64,987 thousand, Wan-Xi project $706,176 thousand and Li-Shui (B) project $32,457 thousand.

11.	OTHER CURRENT ASSETS

	September 30
	2011	2010
Prepaid expenses	$3,573,167	$2,932,571
Spare parts	2,689,682	1,988,991
Prepaid rents	1,092,023	849,817
Miscellaneous	868,743	701,303

	$8,223,615	$6,472,682

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2011		2010
	Carrying	% of Owner-	Carrying	% of Owner-
	Amount	ship	Amount	ship
Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$546,867	40	$476,566	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	442,516	38	423,742	38
Senao Networks, Inc. (“SNI”)	321,624	41	300,330	41
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	262,528	30	265,652	30
International Integrated System, Inc. (“IISI”)	259,082	33	—	—
Huada Digital Corporation (“HDD”)	250,374	50	—	—
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	110,711	40	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	105,846	30	91,094	30
Kingwaytek Technology Co., Ltd. (“KWT”)	70,028	33	63,241	33
So-net Entertainment Taiwan Limited (“So-net”)	34,921	30	26,134	30
HopeTech Technologies Limited (“HopeTech”)	19,952	45	20,657	45
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	1,678	49	10,444	49
Tatung Technology Inc.	—	—	12,391	28
Panda Monium Company Ltd.	—	43	—	43

	$2,426,127		$1,690,251

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System, Inc. and e-ToYou International, Inc. on April 1, 2011. After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”). International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors. Due to this loss of control, IISI was deconsolidated and a loss of $841 thousand was realized as a result of the deconsolidation and going forward the investment is accounted for as an equity method investment.

Chunghwa invested in HDD in September 2011 by investing $250,000 thousand cash and hold a 50% ownership of HDD. HDD engages mainly in providing software service.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011. Chunghwa invested $114,640 thousand cash and hold a 40% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

SIS invested in HopeTech on September 2010 by investing $21,177 thousand cash to acquire 45% of its shares. HopeTech engages mainly in information technology services and sale of communication products.

COI established Sertec with Xiamen Information Investment Co., Ltd. in 2010, by investing $13,862 thousand cash and held 49% ownership of Sertec. Sertec engages mainly in customer service and platform rental activities.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $2,426,127 thousand and $1,690,251 thousand as of September 30, 2011 and 2010, respectively. The net equity in earnings of such equity investees were $236,238 thousand and $112,614 thousand for the nine months ended September 30, 2011 and 2010, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2011		2010
	Carrying	% of Owner-	Carrying	% of Owner-
	Amount	ship	Amount	ship
Non-listed
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	8	127,018	11
iD Branding Ventures (“iDBV”)	99,504	11	99,504	11
Procrystal Technology Co., Ltd.	78,000	2	—	—
Tons Lightology Inc.	66,150	4	—	—
Tatung Technology Inc.	59,185	11	—	—
UniDisplay Inc.	55,450	3	46,000	3
Innovation Works Development Fund, L.P. (“IWDF”)	38,035	4	38,035	13
RPTI Intergroup International Ltd. (“RPTI”)	34,500	10	34,500	10
Innovation Works Limited (“IW”)	31,391	2	21,271	7
Aide Energy (“Cayman”) Holding Co., Ltd.	29,940	1	—	—
Alder Optomechanical Corp.	29,750	—	—	—
VisEra Technologies Company Ltd.	29,371	—	29,371	—
Ultra Fine Optical Technology Co., Ltd.	27,000	8	27,000	8
CQi Energy Infocom Inc. (“CQi”)	20,000	18	20,000	18
Taimide Technology Ltd.	18,380	1	12,161	1
Hiroca Holdings Ltd.	17,847	—	—	—
Digimax Inc. (“DIG”)	15,080	4	23,935	4
N.T.U. Innovation Incubation Corporation	12,000	9	12,000	9
CoaTronics Inc.	12,000	9	12,000	9
Optivision Technology Inc.	10,189	—	10,189	—
Win Semiconductors Corp.	10,127	—	10,555	—
A2peak Power Co., Ltd. (“A2P”)	9,858	3	27,500	3
Tatung Fine Chemicals Co., Ltd.	9,135	—	9,135	—

(Continued)

	September 30
	2011		2010
	Carrying	% of Owner-	Carrying	% of Owner-
	Amount	ship	Amount	ship
SuperAlloy Industrial Co., Ltd.	$7,123	—	$7,123	—
DelSolar Co., Ltd.	6,096	—	6,096	—
Subtron Technology Co., Ltd.	4,947	—	4,947	—
Cando Corporation	3,653	—	4,952	—
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
XinTec Inc.	1,078	—	1,078	—
G-TECH Optoelectronics Corporation	928	—	—	—
Giga Solar Materials Corp.	—	—	48,675	1
ChipSip Technology Co., Ltd. (“ChipSip”)	—	—	20,560	2
Lextar Electronics Corp.	—	—	15,039	—
PChome Store Inc.	—	—	14,073	—
Edison Opto Corporation	—	—	12,908	—
Huga Optotech Inc.	—	—	12,870	—
Crystal Media Inc. (“CMI”)	—	—	11,642	5
Daxon Technology Corporation	—	—	9,593	—
Chia Chang Co., Ltd.	—	—	9,366	—
Champion Microelectronic Corp.	—	—	6,869	—
eMemory Technology Inc.	—	—	2,733	—
Taidoc Technology Corporation	—	—	2,724	—
Essence Technology Solution Inc. (“ETS”)	—	7	—	9
eASPNet Inc.	—	2	—	2

	$2,856,715		$2,744,402

(Concluded)

After evaluating the financial assets carried at cost, CHI determined the investments in ChipSip, CMI, A2P, and DIG were impaired and recognized impairment losses of $12,969 thousand, $9,370 thousand, $16,038 thousand and $20,920 thousand for the year ended December 31, 2010.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS - NONCURRENT

	September 30
	2011	2010
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30
	2011	2010
Cost
Land	$103,698,711	$103,719,103
Land improvements	1,552,425	1,538,009
Buildings	67,575,171	67,241,532
Computer equipment	14,624,276	15,882,509
Telecommunications equipment	648,230,088	656,243,444
Transportation equipment	2,405,725	1,959,406
Miscellaneous equipment	6,584,215	7,193,903

Total cost	844,670,611	853,777,906
Revaluation increment on land	5,762,611	5,800,909

	850,433,222	859,578,815

Accumulated depreciation
Land improvements	1,037,037	991,512
Buildings	19,467,520	18,308,189
Computer equipment	11,035,608	12,400,269
Telecommunications equipment	526,974,190	528,419,444
Transportation equipment	1,254,259	1,730,529
Miscellaneous equipment	5,382,528	6,033,665

	565,151,142	567,883,608

Construction in progress and advances related to acquisition of equipment	14,458,045	13,244,355

Property, plant and equipment, net	$299,740,125	$304,939,562

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of September 30, 2011, the unrealized revaluation increment was decreased to $5,762,829 thousand by disposal of revaluation assets.

Depreciation on property, plant and equipment for the nine months ended September 30, 2011 and 2010 amounted to $23,082,129 thousand and $24,735,867 thousand, respectively. The capitalized interest expense for the nine months ended September 30, 2011 amounted to $68 thousand, and the capitalized interest rates were 1.10%-1.22%. No interest was capitalized for the nine months ended September 30, 2010.

Chunghwa reclassified the unused property, plant and equipment amounting to $52,916 thousand to idle assets and recognized an impairment loss of $52,916 thousand on those assets for the nine months ended September 30, 2010.

16.	SHORT-TERM LOANS

	September 30
	2011	2010
Unsecured loans - annual rate - 1.20%-1.53% and 1.10%-1.29% for 2011 and 2010, respectively	$135,000	$145,686

17.	SHORT-TERM BILLS PAYABLE

	September 30
	2011	2010
Commercial paper - annual rate 0.69%	$—	$129,963

18.	ACCRUED EXPENSES

	September 30
	2011	2010
Accrued salary and compensation	$7,174,712	$7,446,323
Accrued employees’ bonuses and remuneration to directors and supervisors	1,798,566	1,856,513
Accrued franchise fees	1,728,613	1,663,281
Other accrued expenses	2,954,866	2,485,130

	$13,656,757	$13,451,247

19.	OTHER CURRENT LIABILITIES

	September 30
	2011	2010
Advance receipts	$11,980,570	$7,811,591
Payables to equipment suppliers	1,824,111	1,390,743
Payables to contractors	1,718,506	1,003,571
Amounts collected in trust for others	1,265,870	2,400,828
Refundable customers’ deposits	1,153,397	1,079,423
Miscellaneous	3,701,580	3,278,081

	$21,644,034	$16,964,237

20.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	September 30
	2011	2010
Secured loans - annual rate - 1.10%-1.83% and 0.80%-1.49% for 2011 and 2010, respectively	$2,153,539	$3,249,932
Unsecured loans - annual rate - 2.01%-2.17% and 2.01%-2.04% for 2011 and 2010, respectively	133,957	234,426

	2,287,496	3,484,358
Less: Current portion of long-term loans	304,007	108,869

	$1,983,489	$3,375,489

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly and the principal is paid annually from December 2011 and due in September 2015.

LED obtained a secured loan from First Commercial Bank in September 2010. Interest is paid monthly and the principal is paid annually from September 2014 and due in September 2017. The loan was repaid early in June 2011.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and due in January 2013.

SHE requested a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is paid every three months from January 2009 and due in April 2013. The loan was repaid early in April 2010.

CHPT obtained a secured loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are paid monthly from March 2009 and due in February 2013.

21.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	September 30, 2011
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$1,483,080	$1,483,080
Deferred expenses (classified as other current assets)	—	32,468	32,468
Restricted assets	—	47,031	47,031

	$—	$1,562,579	$1,562,579

(Continued)

	September 30, 2011
	Within One Year	Over One Year	Total
Liabilities

Payables to contractors (classified as other current liabilities)	$—	$23,327	$23,327
Advance from of land and building (classified as other current liabilities)	—	604,941	604,941

	$—	$628,268	$628,268

(Concluded)

	September 30, 2010
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$1,416,196	$1,416,196
Deferred expenses (classified as other current assets)	—	141,220	141,220
Restricted assets	—	141,473	141,473

	$—	$1,698,889	$1,698,889

Liabilities

Trade notes and accounts payable	$5,262	$—	$5,262
Advance from of land and building (classified as other current liabilities)	—	453,548	453,548

	$5,262	$453,548	$458,810

22.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of September 30, 2011.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of September 30, 2011, the outstanding ADSs were 560,385 thousand common shares, which equaled approximately 56,039 thousand units and represented 7.22% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the nine months ended September 30, 2011 and 2010, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2010 and 2009 earnings of Chunghwa have been approved by the stockholders on June 24, 2011 and June 18, 2010 as follows:

	Appropriation of Earnings		Dividends Per Share (Dollars)
	For Fiscal Year 2010	For Fiscal Year 2009	For Fiscal Year 2010	For Fiscal Year 2009
Legal reserve	$4,760,890	$4,374,014
Cash dividends	42,854,462	39,369,041	$5.52	$4.06

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the shareholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand, respectively. There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

Information on the appropriation of Chunghwa’s 2010 earnings, employees bonuses and remuneration to directors and supervisors approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders. The abovementioned 2010 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010. Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011. The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively registered with FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

23.	SENAO’ SHARE-BASED COMPENSATION PLANS

SENAO has several share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units - Authorized to be Issued (Thousand)	Exercise Price
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	13.5 (Original price $18.3)

(Continued)

Effective Date	Grant Date	Stock Options Units - Authorized to be Issued (Thousand)	Exercise Price
2005.09.30	2006.05.05	10,000	12.1 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		24,181

(Concluded)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have an exercise price adjustment formula based upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock splits as well as distribution of cash dividends (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the nine months ended September 30, 2011 and 2010 was as follows:

	Stock Options Outstanding
	2011		2010
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Options outstanding, beginning of period	5,103	$36.15	9,323	$30.92
Options exercised	(2,107)	34.09	(3,405)	21.33
Options expired	(34)	41.97	(123)	36.71

Options outstanding, as of September 30	2,962	32.44	5,795	35.92

Options exercisable, as of September 30	1,606		3,002

As of September 30, 2011, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$12.1	502	0.57	$12.10	502	$12.10
$42.6	2,460	2.17	42.60	1,104	42.60

As of September 30, 2010, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$12.4	1,237	1.57	$12.37	1,237	$12.37
$13.5	46	1.17	13.50	46	13.50
$42.6	4,512	3.17	42.60	1,719	42.60

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2011 and 2010. Had SENAO used the fair value method to recognize the compensation cost, there would have been no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the nine months ended September 30, 2011 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004
Expected dividend yield	1.49%	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Nine Months Ended September 30, 2011
	Cost of	Operating
	Services	Expenses	Total
Compensation expense
Salaries	$9,448,212	$8,132,903	$17,581,115
Insurance	813,442	668,131	1,481,573
Pension	1,303,273	937,356	2,240,629
Other compensation	7,119,331	4,977,000	12,096,331

	$18,684,258	$14,715,390	$33,399,648

Depreciation expense	$21,773,877	$1,308,252	$23,082,129

Amortization expense	$880,417	$159,593	$1,040,010

	Nine Months Ended September 30, 2010
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$9,426,658	$7,696,493	$17,123,151
Insurance	784,208	615,663	1,399,871
Pension	1,279,260	899,542	2,178,802
Other compensation	7,233,528	5,025,894	12,259,422

	$18,723,654	$14,237,592	$32,961,246

Depreciation expense	$23,411,037	$1,324,830	$24,735,867

Amortization expense	$804,220	$173,179	$977,399

25.	INCOME TAX

a.	Income tax expense consisted of the following:

	Nine Months Ended September 30
	2011	2010
Income tax payable	$6,805,034	$7,135,895
Income tax - separated	—	3,688
Income tax - deferred	(149,742)	48,991
Adjustments of prior years’ income tax	40,012	(2,174)
Other	17,247	—

Income tax	$6,712,551	$7,186,400

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises from 20% to 17%, effective January 1, 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective until December 31, 2019.

b.	Net deferred income tax assets (liabilities) consisted of the following:

	September 30
	2011	2010
Current

Deferred income tax assets (liabilities)
Provision for doubtful accounts	$194,535	$271,092
Unrealized accrued expense	52,769	71,632
Valuation loss on inventory	19,163	21,028
Valuation loss (gain) on financial instruments, net	13,953	(9,202)

(Continued)

	September 30
	2011	2010
Estimated warranty liabilities	$9,467	$19,079
Investment tax credits	1,730	2,144
Unrealized foreign exchange gain	(5,705)	(13,992)
Other	55,524	3,238

	341,436	365,019
Valuation allowance	(194,263)	(270,858)

Net deferred income tax assets - current	$147,173	$94,161

Noncurrent

Deferred income tax assets
Accrued pension cost	$316,079	$292,489
Loss carryforward	79,021	90,675
Impairment loss	70,123	61,262
Abandonment of equipment not approved by National Tax Administration	27,672	—
Investment tax credit	5,881	15,180
Other	28,672	15,401

	527,448	475,007
Valuation allowance	(10,362)	(28,500)

Net deferred income tax assets - noncurrent	$517,086	$446,507

(Concluded)

As of September 30, 2011, details for investment tax credit of CHI and CHPT are as follows:

Law/Statue	Items	Remaining Creditable Amount	Expiry Year
Statute for Upgrading Industries	Personnel training expenditures	$7,060	2013
	Purchase of machinery and equipment	551	2013

		$7,611

As of September 30, 2011, loss carryforward of CHIEF, Unigate, CEI, LED and CHI are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year
CHIEF	$15,251	$724	2014
	17,267	17,267	2015
	14,943	14,943	2016
	8,558	8,558	2017
	1,409	1,409	2018
Unigate	13	13	2017
	6	6	2018
	8	8	2020
	18	18	2021
CEI	7	7	2021

(Continued)

	Total	Unused	Expiry
Company	Amounts	Amounts	Year
LED	$5,426	$5,426	2018
	7,571	7,571	2019
	7,957	7,957	2020
	14,540	14,540	2021
CHI	574	574	2020

	$93,548	$79,021

(Concluded)

c.	The related information under the Integrated Income Tax System is as follows:

	September 30
	2011	2010
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$1,576	$2,478

The actual creditable ratios distribution of Chunghwa’s of 2010 and 2009 for earnings were 18.76% and 26.49%, respectively.

d.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examines by tax authorities through 2006. The following subsidiaries’ income tax returns have been examined by tax authorities through 2008: CHIEF, CHSI, YYRP and CHI. The following subsidiaries income tax returns have been examined by authorities through 2009: SENAO, Unigate, CHPT, CIYP, SHE and LED.

26.	EARNINGS PER SHARE

EPS was calculated as follows:

			Weighted-
	Amount (Numerator)		average Number of Common Shares Outstanding (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Nine months ended September 30, 2011

Basic EPS
Income attributable to stockholders of the parent	$43,564,870	$37,065,217	7,800,070	$5.59	$4.75

Effect of dilutive potential common stock
SENAO’s stock options	(6,248)	(6,248)	—
Employee bonus	—	—	22,242

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$43,558,622	$37,058,969	7,822,312	$5.57	$4.74

(Continued)

			Weighted-
	Amount (Numerator)		average Number of Common Shares Outstanding (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Nine months ended September 30, 2010

Basic EPS
Income attributable to stockholders of the parent	$43,914,227	$36,944,190	9,696,808	$4.53	$3.81

Effect of dilutive potential common stock
SENAO’s stock options	(5,411)	(5,411)	—
Employee bonus	—	—	30,204

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$43,908,816	$36,938,779	9,727,012	$4.51	$3.80

(Concluded)

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the nine months ended September 30, 2011 and 2010. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares as of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the nine months ended September 30, 2011 and 2010 were also due to the effect of potential common stock of stock options by SENAO.

27.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $2,301,364 thousand ($2,107,765 thousand subject to defined benefit plan and $193,599 thousand subject to defined contributed plan) and $2,234,631 thousand ($2,063,703 thousand subject to defined benefit plan and $170,928 thousand subject to defined contributed plan) for the nine months ended September 30, 2011 and 2010, respectively.

28.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Kingwaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan Limited (“So-net”)	Equity-method investee
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
Viettel - CHT Co., Ltd. (“Viettel - CHT”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
Institute for Information Industry (“III”)	Investor of significant influence over IISI
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

b.	Significant transactions with the above related parties are summarized as follows:

	September 30
	2011		2010
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
So-net	$13,206	68	$5,050	14
III	—	—	30,392	83
Others	6,205	32	1,117	3

	$19,411	100	$36,559	100

	September 30
	2011		2010
	Amount	%	Amount	%
2) Prepaid expenses (including in other current assets)

III	$—	—	$583	—

3) Refundable deposit

III	$—	—	$383	—

4) Payables

Trade notes payable, accounts payable and accrued expenses
TISE	$433,749	75	$54,032	57
IISI	64,110	11	—	—
STS	33,258	6	—	—
Others	15,343	3	21,890	22

	546,460	95	75,922	79

Amounts collected in trust for others
So-net	23,414	4	—	—
SKYSOFT	8,333	1	19,825	21
Others	49	—	—	—

	31,796	5	19,825	21

	$578,256	100	$95,747	100

5) Advances from customers (include in other current liabilities)

SNI	$2,733	—	$2,733	—

6) Customer’s deposits

Others	$980	—	$233	—

	Nine Months Ended September 30
	2011		2010
	Amount	%	Amount	%
7) Revenues

So-net	$205,448	—	$226,910	—
HopeTech	54,422	—	—	—
SKYSOFT	31,583	—	29,203	—
III	—	—	26,090	—
Others	8,888	—	3,124	—

	$300,341	—	$285,327	—

	Nine Months Ended September 30
	2011		2010
	Amount	%	Amount	%
8) Operating costs and expenses

TISE	$338,114	—	$550,367	1
STS	67,343	—	—	—
SKYSOFT	35,439	—	—	—
KWT	31,985	—	5,686	—
Others	49,498	—	39,455	—

	$522,379	—	$595,508	1

9) Non-operating income and gains

SNI	$23,422	2	$21,729	3
Others	518	—	223	—

	$23,940	2	$21,952	3

10) Acquisitions of property, plant and equipment

TISE	$657,817	4	$234,530	2
Others	88,092	—	—	—

	$745,909	4	$234,530	2

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years which will start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), which included a prepayment of $3,067,711 thousand, and the rest of amount will be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the nine months ended September 30, 2011 was $67,343 thousand, which consisted of a reduction of the prepayment of $34,085 thousand and an additional accrual of $33,258 thousand. The prepayment was $3,033,626 thousand (classified as other assets - others $2,829,112 thousand, and other current assets $204,514 thousand) as of September 30, 2011.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

29.	PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by LED, CHPT, and CHTS.

	September 30
	2011	2010
Property, plant and equipment, net	$2,745,373	$3,403,370
Restricted assets	9,100	64,155

	$2,754,473	$3,467,525

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of September 30, 2011, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $116,343 thousand.

b.	Acquisitions of telecommunications equipment of $20,259,913 thousand.

c.	Unused letters of credit of $300,000 thousand.

d.	Contract to print billing, envelopes and selling gifts of $21,658 thousand.

e.	LED has already contracted to advance sale of land and buildings for $1,476,927 thousand, and collected $604,941 thousand according to the contracts.

f.	For the purpose of completing the construction, acquisition of the building construction license and registration ownerships of all buildings for LightEra Covent Garden Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd., for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

September 30, 2011
Restricted assets - bank deposits	$47,031
Land held under development	207,317

$254,348

g.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Rental Amount
2011 (from October 1, 2011 to December 31, 2011)	$475,713
2012	1,688,043
2013	1,296,465
2014	1,019,979
2015 and thereafter	1,312,596

h.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Piping Fund.

i.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that Chunghwa was required to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal to the Supreme Court of the Republic of China within the statutory period. On June 22, 2011, the Supreme Court of the Republic of China remanded the aforementioned judgment from Taiwan High Court and the case was remanded back to the Taiwan High Court.

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	September 30
	2011		2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets
Cash and cash equivalents	$48,803,511	$48,803,511	$67,400,348	$67,400,348
Financial assets at fair value through profit or loss	77,734	77,734	61,377	61,377
Available-for-sale financial assets - current	2,544,351	2,544,351	3,285,019	3,285,019
Held-to-maturity financial assets - current	1,621,912	1,621,912	1,343,595	1,343,595
Trade notes and accounts receivable, net	22,191,646	22,191,646	13,360,344	13,360,344
Receivables from related parties	19,411	19,411	36,559	36,559
Other current monetary assets	1,923,956	1,923,956	4,657,167	4,657,167
Restricted assets - current	47,979	47,979	144,936	144,936
Financial assets carried at cost	2,856,715	—	2,744,402	—
Available-for-sale financial assets - noncurrent	45,449	45,449	—	—
Held-to-maturity financial assets - noncurrent	12,681,837	12,681,837	7,227,058	7,227,058
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,661,226	1,661,226	1,497,284	1,497,284
Restricted assets - noncurrent	8,152	8,152	60,692	60,692
Liabilities
Short-term loans	135,000	135,000	145,686	145,686
Short-term bills payable	—	—	129,963	129,963
Financial liabilities at fair value through profit or loss	82,340	82,340	3,786	3,786
Trade notes and accounts payable	10,516,374	10,516,374	8,066,803	8,066,803

(Continued)

	September 30
	2011		2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Payables to related parties	$578,256	$578,256	$95,747	$95,747
Accrued expenses	13,656,757	13,656,757	13,451,247	13,451,247
Payables to equipment suppliers (included in “other current liabilities”)	1,824,111	1,824,111	1,390,743	1,390,743
Payables to contractors (included in “other current liabilities”)	1,718,506	1,718,506	1,003,571	1,003,571
Amounts collected in trust for others (included in “other current liabilities”)	1,265,870	1,265,870	2,400,828	2,400,828
Refundable customers’ deposits (included in “other current liabilities”)	1,153,397	1,153,397	1,079,423	1,079,423
Current portion of long-term loans	304,007	304,007	108,869	108,869
Long-term loans	1,983,489	1,983,489	3,375,489	3,375,489
Customers’ deposits	5,109,861	5,109,861	5,868,394	5,868,394

(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial assets and liabilities using quoted market price or valuation techniques were as follow:

	Amount Based on Quoted		Amount Determined Using
	Market Price		Valuation Techniques
	September 30		September 30
	2011	2010	2011	2010
Assets

Financial assets at fair value through profit or loss	$73,389	$36,702	$4,345	$24,675
Available-for-sale financial assets	2,513,387	3,182,482	76,413	102,537

Liabilities

Financial liabilities at fair value through profit or loss	—	1,959	82,340	1,827

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks, open-end mutual funds and corporate bonds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material.

The maximum amount of credit risk of the financial instruments held by counter-parties or third parties is equal to the book value.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financings provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 31.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

33.	SEGMENT FINANCIAL INFORMATION

Segment information. Please see Table 10.

34.	OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	September 30
	2011			2010
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
US Dollar	$15,050	30.48	$458,733	$6,836	31.33	$214,184
HK Dollar	683	3.91	2,670	399	4.028	1,608
JP Yen	3,236	0.398	1,288	50	0.375	19
RMB	6,383	4.795	30,604	7	4.716	34
Euro Dollar	869	41.23	35,822	10,054	42.58	428,115
Accounts receivable
US Dollar	153,402	30.48	4,675,699	136,943	31.33	4,290,416
HK Dollar	544	3.91	2,126	—	4.028	—
JP Yen	3,513	0.398	1,398	—	0.375	—
GBP Dollar	20	47.48	960	20	49.56	992
RMB	5,142	4.795	24,656	—	4.716	—
Euro Dollar	103	41.23	4,254	202	42.58	8,590
Available-for-sale financial assets
US Dollar	64,102	30.48	1,953,829	50,409	31.33	1,579,321
HK Dollar	1,672	3.91	6,538	—	4.028	—
Euro Dollar	—	41.23	—	18,221	42.58	775,831

(Continued)

	September 30
	2011			2010
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Investments accounted for using equity method
US Dollar	$1,392	30.48	$42,430	$689	31.33	$21,602
VND Dollar	184,878,873	0.00142	262,528	171,388,387	0.00155	265,652
SG Dollar	18,822	23.51	442,516	17,834	23.76	423,742

Financial liabilities

Monetary items
Payable to suppliers
US Dollar	122,663	30.48	3,738,773	111,394	31.33	3,489,977
HK Dollar	1,012	3.91	3,957	499	4.028	2,011
RMB	404	4.795	1,938	—	4.716	—
Euro Dollar	27,007	41.23	1,113,498	26,679	42.58	1,135,997
JP Yen	11,462	0.398	4,562	7,947	0.375	2,980
SG Dollar	1,415	23.51	33,258	26	23.76	619

(Concluded)

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2011

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party		Limits on Endorsement/			Amount of Endorsement/	Ratio of Accumulated Endorsement/	Maximum
No.	Endorsement/Guarantee Provider	Name	Nature of Relationship (Note 2)	Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Guarantee Collateralized by Properties	Guarantee to Net Equity Per Latest Financial Statements	Endorsement/ Guarantee Amount Allowable
0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,587,350 (Note 3)	$1,066,812	$1,056,514 (Note 4)	$—	0.3%	$14,349,400 (Note 6)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,808,224 (Note 7)	2,750,000	2,750,000 (Note 5)	2,750,000 (Note 5)	0.8%	3,808,224 (Note 7)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.         “0” for the Company.

b.         Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.         Trading partner.

b.         Majority owned subsidiary.

c.         The Company and subsidiary owns over 50% ownership of the investee company.

d.         A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.         Guaranteed by the Company according to the construction contract.

f.         An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.

Note 4:	The actual amount used by guaranteed party is $1,038,910 thousand.

Note 5:	The actual amount used by guaranteed party is $2,150,000 thousand.

Note 6:	The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:	The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co.,Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,443,145 (Note 8)	28	$6,481,116	Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	3,871,132 (Note 8)	100	3,871,200	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,816,460 (Note 8)	89	1,873,464	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	707,397 (Note 8)	100	653,634	Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383	633,158 (Note 8)	100	633,158	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	551,432 (Note 8)	69	495,909	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	546,867	40	817,261	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	129,590	532,214 (Note 8)	100	532,214	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	262,528	30	262,528	Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498	259,082	33	233,022	Note 1
		Huada Digital Corporation	Equity-method investee	Investments accounted for using equity method	25,000	250,374	50	250,374	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	185,015 (Note 8)	100	185,040	Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	1	168,360 (Note 8)	100	168,360	Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	11,464	110,711	40	110,711	Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	5,996	107,516 (Note 8)	56	97,143	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	105,846	30	67,898	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	81,320 (Note 8)	100	97,162	Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	70,028	33	28,755	Note 1
		Smartfun Digital Co., Ltd.	Subsidiary	Investments accounted for using equity method	6,500	64,202 (Note 8)	65	64,202	Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	41,679 (Note 8)	100	41,679	Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	34,921	30	17,517	Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	21,577 (Note 8)	100	21,577	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040		$19,171 (Note 8)		51		$19,171		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar (Note 8	) )	100	(US$	— 1 dollar	)	Note 2
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927		1,789,530		12		1,427,966		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000		17		202,132		Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018		8		70,345		Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		80,175		Note 1
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—		38,035		4		29,515		Note 1
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765		34,500		10		33,361		Note 1
		Innovation Works Limited	—	Financial assets carried at cost	1,000		31,391		2		35,960		Note 1
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000		20,000		18		143		Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	200		—		7		775		Note 1

		Beneficiary certificates (mutual fund)

		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	304		172,231		—		165,947		Note 3
		Templeton Global Bond A (Acc)	—	Available-for-sale financial assets	418		307,114		—		306,913		Note 3
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	751		307,246		—		319,830		Note 3
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	770		534,453		—		551,077		Note 3
		Janus US Flexible Income Bond Fund	—	Available-for-sale financial assets	671		230,472		—		244,987		Note 3
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	984		347,452		—		357,054		Note 3

		Bond
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—		205,522		—		205,522		Note 6
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—		309,070		—		309,070		Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—		150,014		—		150,014		Note 6
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—		200,065		—		200,065		Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2006	—	Held-to-maturity financial assets	—		200,066		—		200,066		Note 6
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—		199,883		—		199,883		Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—		305,298		—		305,298		Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—		407,064		—		407,064		Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—		200,346		—		200,346		Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	$200,346	—	$200,346	Note 6
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	201,084	—	201,084	Note 6
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	153,734	—	153,734	Note 6
		Taiwan Power Co. 6th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	270,108	—	270,108	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	101,837	—	101,837	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,944	—	99,944	Note 6
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	50,843	—	50,843	Note 6
		Taiwan Power Co. 5th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	205,503	—	205,503	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	407,124	—	407,124	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,374	—	101,374	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	204,333	—	204,333	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,970	—	49,970	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	403,691	—	403,691	Note 6
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,843	—	101,843	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	102,193	—	102,193	Note 6
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,301	—	202,301	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,013	—	100,013	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,753	—	101,753	Note 6
		Taiwan Power Co. 8th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	153,663	—	153,663	Note 6
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	206,517	—	206,517	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	304,515	—	304,515	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	200,607	—	200,607	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,186	—	202,186	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	$304,099	—	$304,099	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	202,923	—	202,923	Note 6
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,940	—	99,940	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	99,916	—	99,916	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	99,916	—	99,916	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 20081	—	Held-to-maturity financial assets	—	304,574	—	304,574	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,093	—	201,093	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,498	—	40,498	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,641	—	251,641	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,354	—	100,354	Note 6
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,569	—	200,569	Note 6
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	50,321	—	50,321	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	176,807	—	176,807	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,909	—	100,909	Note 6
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	349,005	—	349,005	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	199,712	—	199,712	Note 6
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	302,738	—	302,738	Note 6
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,680	—	200,680	Note 6
		Taiwan Power Company 5th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,588	—	100,588	Note 6
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	202,981	—	202,981	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	303,703	—	303,703	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	201,758	—	201,758	Note 6
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	100,702	—	100,702	Note 6
		Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,245	—	100,245	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		$302,772		—		$302,772	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		100,467		—		100,467	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		299,612		—		299,612	Note 6
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—		201,545		—		201,545	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		201,096		—		201,096	Note 6
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		100,386		—		100,386	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—		300,689		—		300,689	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—		199,867		—		199,867	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—		99,933		—		99,933	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—		50,514		—		50,514	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—		300,000		—		300,000	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—		149,703		—		149,703	Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—		300,000		—		300,000	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—		300,000		—		300,000	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—		299,388		—		299,388	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—		199,582		—		199,582	Note 6
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—		299,713		—		299,713	Note 6
1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824		321,624		41		321,624	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	13,875	(US$	305,516 10,015 (Note 8	) )	100	(US$	305,516 10,020)	Note 9
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000		9		12,984	Note 1
2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,833 (Note 8)		100		1,833	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	(US$	9,222 303 (Note 8	) )	100	(US$	9,222 303)	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		eASPNet Inc.	—	Financial assets carried at cost	833	$—		2		$—	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450		10		7,069	Note 1
3	Chunghwa System Integration Co., Ltd.	Stocks Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	7,714 (RMB 1,727 (Note 8	) )	100		7,714 (RMB 1,727)	Note 1
7	Spring House Entertainment Tech. Inc.	Stocks Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	966 (Note 8)		100		966	Note 1
8	Light Era Development Co., Ltd.	Stocks Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290	2,818,933 (Note 8)		100		2,818,933	Note 1
9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks ST-2 Satellite Ventures Pte., Ltd.	Equity- method investee	Investments accounted for using equity method	18,102	442,516 (SG$ 18,823)		38	442,516 (SG$	18,823)	Note 1
14	Chunghwa Investment Co., Ltd.	Stocks Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	119,929 (Note 8)		53		119,929	Note 1
		Chunghwa Investment Holding Co., Ltd. (CIHC)	Subsidiary	Investments accounted for using equity method	1,043	12,455 (US$ 409 (Note 8	) )	100	(US$	12,455 409)	Note 1
		PandaMonium Company Ltd.	Equity- method investee	Investments accounted for using equity method	602	—		43		—	Note 1
		CHIEF Telecom Inc.	Equity- method investee	Investments accounted for using equity method	2,000	25,813 (Note 8)		4		26,168	Note 1
		Senao International Co., Ltd.	Equity- method investee	Investments accounted for using equity method	1,001	47,975 (Note 8)		—		90,390	Note 4
		Tatung Technology Inc.	—	Financial assets carried at cost	3,542	59,185		11		59,185	Note 1
		Digimax Inc.	—	Financial assets carried at cost	2,000	15,080		4		14,178	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	2,500	25,000		3		26,725	Note 1
		Uni Display Inc.	—	Financial assets carried at cost	4,630	55,450		3		32,373	Note 1
		A2peak Power Co., Ltd.	—	Financial assets carried at cost	990	9,858		3		4,909	Note 1
		Taimide Technology Ltd.	—	Financial assets carried at cost	826	18,380		1		21,897	Note 7
		CoaTronics Inc.	—	Financial assets carried at cost	1,200	12,000		9		4,725	Note 1
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649	29,371		—		11,236	Note 1
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost	1,800	27,000		8		21,534	Note 1
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost	1,200	78,000		2		24,775	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Tons Lightology Inc.	—	Financial assets carried at cost	1,113	66,150	4	29,966	Note 7
		Alder Optomechanical Corp.	—	Financial assets carried at cost	490	29,750	2	29,750	Note 7
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost	800	29,940	1	19,096	Note 1
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	609	Note 7
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127	6,083	—	3,370	Note 7
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	186	3,483	—	2,415	Note 7
		Cando Corporation	—	Financial assets carried at cost	376	4,937	—	3,771	Note 7
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117	$9,135	—	$5,400	Note 7
		Win Semiconductors Corp.	—	Financial assets carried at cost	355	10,127	—	9,493	Note 7
		OptiVision Technology Inc.	—	Financial assets carried at cost	325	10,189	—	1,732	Note 7
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	509	7,123	—	4,684	Note 7
		G-TECH Optoelectronics Corporation	—	Financial assets carried at cost	9	928	—	795	Note 7
		Hiroca Holdings Ltd.	—	Financial assets carried at cost	140	17,847	—	14,186	Note 7
		Formosa Plastics Corporation	—	Available-for-sale financial assets	21	1,518	—	1,691	Note 4
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	340	11,835	—	10,915	Note 4
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	87	4,153	—	3,057	Note 4
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	1	77	—	74	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	60	3,500	—	3,966	Note 4
		Asia Cement Corporation	—	Available-for-sale financial assets	26	805	—	818	Note 4
		China Steel Corporation	—	Available-for-sale financial assets	233	6,650	—	6,958	Note 4
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	5,765	Note 4
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	49	2,620	—	1,202	Note 4
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	8,206	—	4,077	Note 4
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	1,102	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	80	3,904	—	1,224	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	50	3,366	—	3,500	Note 4
		Fulltech Fiber Glass Corp.	—	Available-for-sale financial assets	51	1,538	—	897	Note 4
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	60	5,172	—	4,590	Note 4
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	2,550	Note 4
		Chipbond Technology Corporation	—	Available-for-sale financial assets	60	2,724	—	1,680	Note 4
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	144	2,217	—	1,493	Note 4
		Taiwan Cement Corp.	—	Available-for-sale financial assets	25	817	—	823	Note 4
		China Airlines Ltd.	—	Available-for-sale financial assets	100	2,132	—	1,520	Note 4
		Insyde Software Corp.	—	Available-for-sale financial assets	15	2,136	—	1,928	Note 4
		Makalot Industrial Co., Ltd.	—	Available-for-sale financial assets	25	1,760	—	1,635	Note 4
		Macronix International Co., Ltd.	—	Available-for-sale financial assets	170	3,075	—	1,862	Note 4
		Thxe Ming Industrial Co., Ltd.	—	Available-for-sale financial assets	70	2,610	—	2,261	Note 4
		Taiflex Scientific Co., Ltd.	—	Available-for-sale financial assets	2	112	—	74	Note 4
		PChome Store Inc.	—	Available-for-sale financial assets	325	14,073	—	42,575	Note 4
		IC Plus Corp.	—	Available-for-sale financial assets	211	5,630	—	2,874	Note 4
		Tong Hsing Electronic Industries, Ltd.	—	Available-for-sale financial assets	23	1,930	—	1,660	Note 4
		Swancor Ind., Co., Ltd.	—	Available-for-sale financial assets	48	2,251	—	1,689	Note 4
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	39	2,528	—	2,256	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	46	5,736	—	2,623	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	320	7,106	—	3,648	Note 4
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	45	2,978	—	2,340	Note 4
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	135	3,899	—	3,942	Note 4
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	25	1,322	—	685	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Yuanta Financial Holdings	—	Available-for-sale financial assets	306	5,806	—	4,737	Note 4
		Sunrex Technology Corporation	—	Available-for-sale financial assets	15	419	—	310	Note 4
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	125	3,136	—	2,119	Note 4
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	15	1,375	—	792	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	55	3,003	—	2,059	Note 4
		Ene Technology Inc.	—	Available-for-sale financial assets	—	23	—	10	Note 4
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	1	97	—	73	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Acme Electronics Corporation	—	Available-for-sale financial assets	48	$2,935	—	$2,733	Note 4
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	65	3,185	—	1,514	Note 4
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	45	1,276	—	1,085	Note 4
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	135	2,178	—	1,416	Note 4
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	13	1,444	—	703	Note 4
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	89	3,639	—	3,404	Note 4
		Daxon Technology Inc.	—	Available-for-sale financial assets	7	202	—	96	Note 4
		Edison Opto Corporation	—	Available-for-sale financial assets	15	1,907	—	1,022	Note 4
		Kung Long Batteries Industrial Co., Ltd.	—	Available-for-sale financial assets	120	6,839	—	5,166	Note 4
		Digital China Holdings Limited	—	Available-for-sale financial assets	40	1,215	—	794	Note 4
		TXC Corporation	—	Available-for-sale financial assets	6	349	—	227	Note 4
		Richtek Technology Corp.	—	Available-for-sale financial assets	15	2,914	—	2,160	Note 4
		Uni-President Enerprises Corp.	—	Available-for-sale financial assets	93	3,880	—	3,711	Note 4
		Ruentex Development Co., Ltd.	—	Available-for-sale financial assets	180	7,069	—	5,454	Note 4
		eMemory Technology Inc.	—	Available-for-sale financial assets	1	73	—	63	Note 4
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	151	6,723	—	6,066	Note 4
		Delta Electronics Inc.	—	Available-for-sale financial assets	80	8,040	—	5,800	Note 4
		San Shing Fastech Corp.	—	Available-for-sale financial assets	614	20,941	—	26,525	Note 4
		USI Corp.	—	Available-for-sale financial assets	60	1,834	—	1,800	Note 4
		President Chain Store Corp.	—	Available-for-sale financial assets	40	6,679	—	6,940	Note 4
		Dukang Distillers Holdings Ltd.	—	Available-for-sale financial assets	40	752	—	416	Note 4
		Champion Microelectronic Corp.	—	Available-for-sale financial assets	80	4,171	—	2,387	Note 4
		Unimicron Corporation	—	Available-for-sale financial assets	10	425	—	435	Note 4
		Sesoda Corporation	—	Available-for-sale financial assets	170	5,793	—	5,041	Note 4
		Taiwan Cooperative Bank	—	Available-for-sale financial assets	200	4,443	—	3,704	Note 4
		Huaku Development Co., Ltd.	—	Available-for-sale financial assets	1	79	—	63	Note 4
		Elite Advanced Laser Corporation	—	Available-for-sale financial assets	20	1,636	—	1,062	Note 4
		Taiwan FamilyMart Co., Ltd.	—	Available-for-sale financial assets	33	4,612	—	4,356	Note 4
		Taiwan 50 Index	—	Available-for-sale financial assets	265	15,069	—	13,687	Note 4
		Radium Life Tech Co., Ltd.	—	Available-for-sale financial assets	14	459	—	326	Note 4
		Chia Chang Co., Ltd.	—	Available-for-sale financial assets	12	674	—	520	Note 4
		Shining Building Business Co., Ltd.	—	Available-for-sale financial assets	13	532	—	363	Note 4
		Gigasolar Materials Corporation	—	Available-for-sale financial assets	280	33,782	—	97,702	Note 4
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	90	6,848	—	6,741	Note 4
		Polaris/P-shares MSCITaiwanFinancial ETF	—	Available-for-sale financial assets	519	7,138	—	5,948	Note 4
		Ho Tung Chemical Corp.	—	Available-for-sale financial assets	112	1,895	—	1,747	Note 4
		Advancetek Enterprise Company Ltd.	—	Available-for-sale financial assets	58	1,695	—	1,349	Note 4
		Test Rite International Co., Ltd.	—	Available-for-sale financial assets	186	4,647	—	4,092	Note 4
		Far New Century Corporation	—	Available-for-sale financial assets	124	5,321	—	3,893	Note 4
		Tong Yang Corporation	—	Available-for-sale financial assets	80	2,722	—	2,259	Note 4
		Formosa Petrochemical Corporation	—	Available-for-sale financial assets	10	824	—	839	Note 4
		Oriental Union Chemical Corporation	—	Available-for-sale financial assets	130	6,126	—	4,888	Note 4
		Asia Plastic Recycling Holding Limited	—	Available-for-sale financial assets	15	1,482	—	1,050	Note 4
		Huga Optotech Inc.	—	Available-for-sale financial assets	155	3,937	—	2,440	Note 4
		Lextar Electronics Corporation	—	Available-for-sale financial assets	36	1,280	—	626	Note 4
		ScinoPharm Taiwan Ltd.	—	Available-for-sale financial assets	97	4,574	—	4,239	Note 4
		HTC Corporation	—	Available-for-sale financial assets	6	4,176	—	4,110	Note 4
		Catcher Technology Co., Ltd.	—	Available-for-sale financial assets	10	1,823	—	1,790	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Lite-On Technology Corporation	—	Available-for-sale financial assets	10	$247	—	$285	Note 4
		First Financial Holding Co., Ltd.	—	Available-for-sale financial assets	51	1,113	—	1,010	Note 4

		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	50,002	—	50,397	Note 3
		Manulife Emerging Market High Yield Bond Fund-A	—	Available-for-sale financial assets	505	5,083	—	4,624	Note 3
		Manulife Asia Pacific Bond	—	Available-for-sale financial assets	749	8,000	—	7,843	Note 3
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	2,110	23,000	—	22,246	Note 3
		Jih Sun MIT Mainstream Fund	—	Available-for-sale financial assets	500	5,000	—	4,190	Note 3
		Upamc Quality Growth Fund	—	Available-for-sale financial assets	237	5,000	—	4,291	Note 3
		Cathay Mandarin Fund	—	Available-for-sale financial assets	1,600	16,000	—	11,552	Note 3
		Fubon Agribusiness Equity Fund	—	Available-for-sale financial assets	1,000	10,000	—	8,280	Note 3
		Capital India Medium & Small Capital Equity Fund	—	Available-for-sale financial assets	500	5,000	—	4,445	Note 3
		KGI Emerging Markets Equity Small & Mid Cap Fund Lipper	—	Available-for-sale financial assets	1,000	10,000	—	9,690	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	998	10,053	—	10,474	Note 3
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,570	Note 3
		Franklin Templeton Sinoam Franklin Templeton Global Fund of Funds	—	Available-for-sale financial assets	870	11,621	—	10,774	Note 3
		PowerShares QQQ	—	Available-for-sale financial assets	2	2,670	—	3,348	Note 3
		iShares Dow Jones U.S. Financial Sector Index Fund	—	Available-for-sale financial assets	2	2,634	—	2,033	Note 3
		Pro Shares UltraShort 20+ Year Treasury	—	Available-for-sale financial assets	5	4,821	—	2,707	Note 3
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,058	—	3,382	Note 3
		iShares CSI A-Share Consumer Staples Index ETF	—	Available-for-sale financial assets	20	1,736	—	1,634	Note 3
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14	2,098	—	1,526	Note 3

		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	5,000	50,713	—	50,860	Note 10
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	2,500	25,276	—	25,553	Note 10

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17	1,814	—	1,666	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	60	6,415	—	5,877	Note 4
		King Slide Works Co., Ltd. 2nd Convertible Bond	—	Financial assets at fair value through profit or loss	50	5,000	—	4,975	Note 4
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	30	3,000	—	3,072	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011					Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40	$4,008		—	$3,960	Note 4
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,500		—	1,479	Note 4
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	85	8,500		—	8,628	Note 4
		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	—	Financial assets at fair value through profit or loss	100	10,073		—	9,695	Note 4
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	—	Financial assets at fair value through profit or loss	110	11,092		—	10,241	Note 4
		Synnex Technology International Corporation 2nd Unsecured Convertible Bond Issue	—	Financial assets at fair value through profit or loss	83	8,316		—	8,304	Note 4
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	85	8,467		—	8,398	Note 4
		Asia Optical 3rd Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,504		—	1,465	Note 4
		Hon Chuan Enterprise Co., Ltd. Domestic 1st Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	20	2,020		—	1,960	Note 4
		HiTi Digital Inc. Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	8	693		—	756	Note 4
		Sercomm Corp. 4th Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	10	1,000		—	995	Note 4
18	Concord Technology Co., Ltd.	Stocks Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	7,714 (RMB 1,727 (Note 8	) )	100	7,714 (RMB 1,727)	Note 1
20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	10,024 (US$ 349 (Note 8	) )	100	10,024 (US$ 349)	Note 1
22	Senao International (Samoa) Holding Ltd.	Stocks Senao International HK Limited	Subsidiary	Investments accounted for using equity method	13,180	285,048 (US$ 9,344	) (Note 8)	100	285,048 (US$ 9,344)	Note 9
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240	20,088 (US$ 699)		45	20,088 (US$ 699)	Note 9

23	Senao International HK Limited	Stocks Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	89,784 (US$ 2,943 (Note 8	) )	100	89,784 (US$ 2,943)	Note 9
		Senao International Trading (Shanghai) Co., Ltd	Subsidiary	Investments accounted for using equity method	—	41,232 (US$ 1,352 (Note 8	) )	100	41,232 (US$ 1,352)	Note 9

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Senao International Trading (Shanghai) Co., Ltd	Subsidiary	Investments accounted for using equity method	—	$94,637 (US$ 3,102) (Note 8)	100	$94,637 (US$ 3,102)	Notes 9 and 11
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	58,583 (US$ 1,920) (Note 8)	100	58,583 (US$ 1,920)	Note 9
24	Chunghwa Investment	Stocks
	Holding Co., Ltd.	CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	3,500	2,206 (HK$ 564) (Note 8)	100	2,206 (HK$ 564)	Note 1
26	CHI One Investment Co.,	Stocks
	Limited	Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	1,678 (RMB 349)	49	1,678 (RMB 349)	Note 1
27	Prime Asia Investments	Stocks
	Group, Ltd. (B.V.I.)	Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—	168,360 (RMB 35,112) (Note 8)	100	168,360 (RMB 35,112)	Note 1
29	Chunghwa Hsingta	Stocks
	Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	168,360 (RMB 35,112) (Note 8)	100	168,360 (RMB 35,112)	Note 1

Note 1:	The net asset values of investees were based on unreviewed financial statements.
Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of September 30, 2011.
Note 3:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on September 30, 2011.
Note 4:	Market value was based on the closing price of September 30, 2011.
Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.
Note 6:	The net asset values of investees were based on amortized cost.
Note 7:	Market value of emerging stock was based on the average trading price on September 30, 2011.
Note 8:	The amount was eliminated upon consolidation.
Note 9:	The net asset values of investees based on reviewed financial statements.
Note 10:	The market value is determined by the hundred price of transaction market on September 30, 2011.
Note 11:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stocks Prime Asia Investments Group Ltd.	Investments accounted for using equity method	—	Subsidiary	—	$—	1	$177,176	—	$—	$—	$—	1	$168,360 (Notes 4 and 5)
		Chunghwa Telecom Singapore Pte., Ltd.	Investments accounted for using equity method	—	Subsidiary	61,869	1,399,258	—	—	35,486	815,827	815,827 (Note 2)	—	26,383	633,158 (Notes 4 and 5)
		Dian Zuan Integrating Marketing Co., Ltd.	Investments accounted for using equity method	—	—	—	—	11,464	114,640	—	—	—	—	11,464	110,711 (Note 4)
		Huada Digital Corporation	Investments accounted for using equity method	—	—	—	—	25,000	250,000	—	—	—	—	25,000	250,374 (Note 4)
		Beneficiary certificates (mutual fund)
		Yuanta Wan Tai Money Market	Available-for-sale financial assets	—	—	—	—	137,562	2,000,000	137,562	2,001,073	2,000,000	1,073	—	—
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	349	242,784	421	291,669	—	—	—	—	770	534,453
		PIMCO GIS Diversified Bond Fund - E Institutional Class (Inc)	Available-for-sale financial assets	—	—	—	—	656	236,082	656	231,176	236,082	(4,905)	—	—
		Janus US Flexible Income Bond Fund	Available-for-sale financial assets	—	—	—	—	671	230,472	—	—	—	—	671	230,472
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	—	—	984	347,452	—	—	—	—	984	347,452
		Bonds
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	500,000 (Note 3)	—	—	—	—	—	500,000 (Note 3)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	Held-to-maturity financial assets	—	—	—	300,000 (Note 3)	—	400,000 (Note 3)	—	—	—	—	—	700,000 (Note 3)
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	400,000 (Note 3)	—	—	—	200,000 (Note 3)	200,000 (Note 3)	—	—	200,000 (Note 3)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2007	Held-to-maturity financial assets	—	—	—	100,000 (Note 3)	—	—	—	100,000 (Note 3)	100,000 (Note 3)	—	—	—
		China Steel Corporation 2nd Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	—	—	—	100,000 (Note 3)	—	100,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 2nd Unsecured Corporate Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 3)	—	—	—	—	—	150,000 (Note 3)
		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	$150,000 (Note 3)	—	$—	—	$150,000 (Note 3)	$150,000 (Note 3)	$—	—	$—
		Taiwan Power Co. 4th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	300,000 (Note 3)	—	—	—	300,000 (Note 3)	300,000 (Note 3)	—	—	—
		Taiwan Power Co. 7th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 3)	—	—	—	—	—	150,000 (Note 3)
		Mega Financial Holding Co., Ltd. 1st Unsecured Corporate Bonds-A Issued in 2008	Held-to-maturity financial assets	—	—	—	300,000 (Note 3)	—	—	—	300,000 (Note 3)	300,000 (Note 3)	—	—	—
		Taiwan Power Co. 2nd Unsecured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Taiwan Power Co. 5th Unsecured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		NAN YA Company 1st Unsecured Corporate Bond Issue in 2009	Held-to-maturity financial assets	—	—	—	300,000 (Note 3)	—	300,000 (Note 3)	—	—	—	—	—	600,000 (Note 3)
		MLPC 1st Unsecured Corporate Bond Issue in 2008 Bond-A Issue in 2007	Held-to-maturity financial assets	—	—	—	200,000 (Note 3)	—	300,000 (Note 3)	—	—	—	—	—	500,000 (Note 3)
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	Held-to-maturity financial assets	—	—	—	175,000 (Note 3)	—	100,000 (Note 3)	—	—	—	—	—	275,000 (Note 3)
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 3)	—	300,000 (Note 3)	—	—	—	—	—	600,000 (Note 3)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 3)	—	100,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		Taiwan Power Co. 2nd Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 3)	—	300,000 (Note 3)	—	—	—	—	—	600,000 (Note 3)
		China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		TSMC 1st Unsecured Corporate Bond-A Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	Held-to-maturity financial assets	—	—	—	$—	—	$300,000 (Note 3)	—	$—	$—	$—	—	$300,000 (Note 3)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 3)	—	—	—	—	—	150,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)

1	Senao International Co., Ltd.	Stocks Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	875	27,452 (US$ 875)	13,000	377,925 (US$ 13,000)	—	—	—	—	13,875	405,377 (US$ 13,875) (Notes 5 and 6)

22	Senao International (Samoa) Holding Ltd.	Stocks Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	180	5,647 (US$ 180)	13,000	377,925 (US$ 13,000)	—	—	—	—	13,180	383,572 (US$ 13,180) (Notes 4 and 5)

27	Prime Asia Investments Group Ltd.	Stocks Chunghwa Hsingta Company Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	177,176 (RMB 39,376)	—	—	—	—	—	168,360 (RMB 35,112) (Notes 4 and 5)

29	Chunghwa Hsingta Company Ltd.	Stocks Chunghwa Telecom (China) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	—	177,176 (RMB 39,376)	—	—	—	—	—	168,360 (RMB 35,112) (Notes 4 and 5)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	The amount decrease was because of capital reduction.
Note 3:	Stated at its nominal amounts.
Note 4:	The ending balance includes equity in earnings or losses of equity method investees and cumulative transaction adjustments.
Note 5:	The amount was eliminated upon consolidation.
Note 6:	Stated at its original investment amounts.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF REAL ESTATE AMOUNTING AT COST OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Type of Property	Transaction Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Proceeds Collection Status	Gain (Loss) on Disposal	Counter-party	Nature of Relationship	Purpose of Disposal	Price Reference	Other Terms
Chunghwa Telecom Co., Ltd. (Chunghwa)	Land	March 2011	April 2000	$338,347	$647,717	$615,331 was collected in March 2011; the rest of $32,386 was collected upon land delivery in May 2011	$305,280	Taiwan Stock Exchange Corporation (TSE)	None	With the presence of TSE, to create cluster effect of IDC clients	In accordance with land valuation report and mutual agreement	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 2)		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$770,957 (Notes 4 and 13)	1	30 days	—	—	$3,305 (Notes 5 and 13)		—
				Purchase	5,117,678 (Notes 3 and 13)	6	30-90 days	—	—	(912,218 (Notes 6 and 13	) )	(8)
		CHIEF Telecom Inc.	Subsidiary	Sales	209,530 (Notes 7 and 13)	—	30 days	—	—	33,906 (Notes 8 and 13)		—
				Purchase	227,358 (Note 13)	—	60 days	—	—	(42,986 (Notes 9 and 13	) )	—
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	373,964 (Notes 10 and 13)	—	30 days	—	—	(276,223 (Notes 11 and 13	) )	(3)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	338,114	—	30-90 days	—	—	(433,749)		(4)
		Chunghwa Telecom Global Inc.	Subsidiary	Purchase	170,512	—	—	—	—	(67,077)		—
		Light Era Development Co., Ltd.	Subsidiary	Sales	100,916 (Notes 12 and 13)	—	—	—	—	—		—
		So-net Entertainment Taiwan	Equity-method investee	Sales	204,541	—	60 days	—	—	1,500		—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,146,933 (Notes 3 and 13)	26	30-90 days	—	—	932,463 (Notes 6 and 13)		44
				Purchase	735,322 (Notes 4 and 13)	5	30 days	—	—	(2,934 (Notes 5 and 13	) )	—
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	227,358 (Note 13)	23	60 days	—	—	40,888 (Notes 9 and 13)		29
				Purchase	208,797 (Notes 7 and 13)	29	30 days	—	—	(33,818 (Notes 8 and 13	) )	(45)
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,171,918 (Notes 10 and 13)	87	30 days	—	—	276,042 (Notes 11 and 13)		83
5	Chunghwa Telecom Global Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	170,512	—	—	—	—	67,077		88

(Continued)

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, and property, plant and equipment.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payable.

Note 6:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected in trust for others.

Note 7:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.

Note 8:	The difference was because CHIEF Telecom Inc. classified the amount as other current liabilities.

Note 9:	The difference was because CHIEF Telecom Inc. classified the amount as other receivables.

Note 10:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, property, plant and equipment, and intangible assets.

Note 11:	The difference was because Chunghwa System Integration Co., Ltd. classified the amount as other current assets.

Note 12:	The difference was because Light Era Development Co., Ltd. classified the amount as intangible assets and operating expenses.

Note 13:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$162,402 (Note 2)	12.85	$—	—	$102,602	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,197,072 (Note 2)	7.87	—	—	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	276,042 (Note 2)	2.53	—	—	175,048	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2011			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian, New Taipei City	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,443,145 (Note 4)	$1,035,859	$293,328 (Note 4)	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,871,132 (Note 4)	899,601	899,657 (Note 4)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,816,460 (Note 4)	83,695	74,167 (Note 4)	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	707,397 (Note 4)	27,205	27,505 (Note 4)	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	1,389,939	26,383	100	633,158 (Note 4)	20,018	20,018 (Note 4)	Subsidiary
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	551,432 (Note 4)	118,423	84,096 (Note 4)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	546,867	444,764	98,068	Equity-method investee
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	522,003	522,003	129,590	100	532,214 (Note 4)	(6,126)	(6,126) (Note 4)	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	262,528	50,114	15,041	Equity-method investee
		InfoExplorer Co., Ltd.	Banqiao, New Taipei City	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	259,082	(11,946)	(18,623)	Equity-method investee
		Huada Digital Corporation	Taipei	Providing software service	250,000	—	25,000	50	250,374	690	374	Equity-method investee

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2011				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					September 30, 2011		December 31, 2010		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000		150,000	15,000	100		185,015 (Note 4)		29,315			29,290 (Note 4)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment		177,176		—	1	100		168,360 (Note 4)		(19,187)			(19,187) (Note 4)		Subsidiary
		Dian Zuan Integrating Marketing Co., Ltd.	Taipei	Information technology service and general advertisement service		114,640		—	11,464	40		110,711		(9,822)			(3,928)		Equity-method investee
		Spring House Entertainment Tech. Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development		62,209		62,209	5,996	56		107,516 (Note 4)		65,152			31,150 (Note 4)		Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services		67,025		67,025	4,438	30		105,846		71,927			20,159		Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers		70,429		70,429	6,000	100		81,320 (Note 4)		11,737			13,311 (Note 4)		Subsidiary
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services		71,770		71,770	1,703	33		70,028		30,853			6,138		Equity-method investee
		Smartfun Digital Co., Ltd.	Taipei	Software retail		65,000		—	6,500	65		64,202 (Note 4)		1,227			(798) (Note 4)		Subsidiary
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service		43,847 (VND 30,921,368)		—	—	100		41,679 (VND 29,351,408) (Note 4)		(2,017) (VND (1,420,423) )			(2,017) (VND (1,420,423) ) (Note 4)		Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware		60,008		60,008	3,429	30		34,921		32,260			9,724		Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication		17,291		17,291	1	100		21,577 (Note 4)		7,412			7,412 (Note 4)		Subsidiary
		Chunghwa Sochamp Technology Inc.	Taipei	License plate recognition system		20,400		—	2,040	51		19,171 (Note 4)		(2,409)			(1,228) (Note 4)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)		— (Note 3)	—	100		— (Notes 3 and 4)		—			— (Notes 3 and 4)		Subsidiary
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou, New Taipei City	Telecommunication facilities manufactures and sales		206,190		206,190	16,824	41		321,624		110,390			45,271		Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	(US$	405,377 9,875)	(US$	27,452 875)	13,875	100	(US$	305,516 10,015) (Note 4)	(US$	(113,880 (3,913	) ) )	(US$	(113,391 (3,897 (Note 4	) ) ) )	Subsidiary
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		$2,000		$2,000	200	100		$1,833 (Note 4)		$(104)			$(104) (Note 4)		Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of September 30, 2011				Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					September 30, 2011		December 31, 2010		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	9,222 303) (Note 4)	(US$	846 29)	(US$	846 29) (Note 4)	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	(US$	31,973 1,010)	(US$	31,973 1,010)	1,010	100		7,714 (RMB 1,727) (Note 4)		(3,446) (RMB (772) )		(3,446) (RMB (772) ) (Note 4)	Subsidiary
7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taipei	International trading, general advertisement and book publishment service		1,000		—	—	100		966 (Note 4)		(34)		(34) (Note 4)	Subsidiary
8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taipei	Real estate leasing business		2,793,667		2,793,667	83,290	100		2,818,933 (Note 4)		35,804		(5,247) (Note 4)	Subsidiary
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	409,061 18,102)	(SG$	409,061 18,102)	18,102	38	(SG$	442,516 18,823)	(SG$	48,924 2,081)	(SG$	25,282 1,075)	Equity-method investee
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	53		119,929 (Note 4)		7,265		3,895 (Note 4)	Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	(US$	34,483 1,043)	(US$	34,483 1,043)	1,043	100	(US$	12,455 409) (Note 4)	(US$	(6,302) (216) )	(US$	(6,302) (216) ) (Note 4)	Subsidiary
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—		—		—	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		25,813 (Note 4)		118,423		4,334 (Note 4)	Equity-method investee
		Senao International Co., Ltd.	Sindian, New Taipei City	Selling and maintaining mobile phones and its peripheral products		49,731		49,731	1,001	—		47,975 (Note 4)		1,035,532		2,612 (Note 4)	Equity-method investee
18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	31,973 1,010)	(US$	31,973 1,010)	1,010	100		7,714 (RMB 1,727) (Note 4)		(3,446) (RMB (772) )		(3,446) (RMB (772) ) (Note 4)	Subsidiary
20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(US$	12,504 400)	(US$	12,504 400)	400	100	(US$	10,024 349) (Note 4)	(US$	(1,936) (67) )	(US$	(1,936) (67) ) (Note 4)	Subsidiary
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	Sales of communication business	(US$	383,572 13,180)	(US$	5,647 180)	13,180	100	(US$	285,048 9,344) (Note 4)	(US$	(114,408) (3,931) )	(US$	(114,408) (3,931) ) (Note 4)	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	(US$	21,177 675)	(US$	21,177 675)	5,240	45	(US$	20,088 658)	(US$	(456) (16) )	(US$	(205) (7) )	Equity-method investee
24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(HK$	14,483 3,924)	(HK$	14,483 3,924)	3,500	100	(HK$	2,206 532) (Note 4)	(HK$	(6,204) (1,681) )	(HK$	(6,204) (1,681) ) (Note 4)	Subsidiary
26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities		13,862 (RMB 2,963)		13,862 (RMB 2,963)	—	49		1,678 (RMB 349)		(12,706) (RMB (2,845) )		(6,226) (RMB (1,394) )	Equity-method investee
23	Senao International HK Limited	Senao Trading (Fujian) Co., Ltd.	Fujian	Information technology services and sale of communication products	(US$	116,821 4,000)		—	—	100	(US$	89,784 2,943) (Note 4)	(US$	(31,647) (1,087) )	(US$	(31,647) (1,087) ) (Note 4)	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	Shanghai	Information technology services and sale of communication products	(US$	86,496 3,000)		—	—	100	(US$	41,232 1,352) (Note 4)	(US$	(49,159) (1,689) )	(US$	(49,159) (1,689) ) (Note 4)	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	Shanghai	Information technology services and sale of communication products	(US$	116,534 4,000)		—	—	100	(US$	94,637 3,102) (Note 4)	(US$	(26,966) (927) )	(US$	(26,966) (927) ) (Note 4)	Subsidiary (Note 6)
		Senao International Trading (Jiangsu) Co., Ltd.	Jiangsu	Information technology services and sale of communication products	(US$	58,074 2,000)		—	—	100	(US$	58,583 1,920) (Note 4)	(US$	(3,178) (109) )	(US$	(3,178) (109) ) (Note 4)	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2011				Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					September 30, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	$177,176 (RMB 39,376)	$—	$—	100	$168,360 (RMB 35,112 (Note 4	) )	$(19,187) (RMB (4,001))	$(19,187) (RMB (4,001)) (Note 4)	Subsidiary
29	Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hareware system services, and intergartion of information system	177,176 (RMB 39,376)	—	—	100	168,360 (RMB 35,112 (Note 4	) )	(19,187) (RMB (4,001) )	(19,187) (RMB(4,001)) (Note 4)	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except the equity in earnings of Senao International Co., Ltd. and its subsidiaries.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of September 30, 2011. Chunghwa has 100% ownership right in an amount of US$1 in the holding company.
Note 4:	The amount was eliminated upon consolidation.
Note 5:	The amount occurred before June 24, 2011, was eliminated upon consolidation.
Note 6:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2011

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2011	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2011	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)		Carrying Value as of September 30, 2011	Accumulated Inward Remittance of Earnings as of September 30, 2011
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$31,973	Note 1	$31,973	$—	$—	$31,973	100%	$(3,446 (Note 7	) )	$7,714 (Note 7)	$—
Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	28,282	Note 1	13,862	—	—	13,862	49%	(6,226)		1,678	—
Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	116,821	Note 1	—	116,821	—	116,821	100%	(31,647 (Note 7	) )	89,784 (Note 7)	—
Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	86,496	Note 1	—	86,496	—	86,496	100%	(49,159 (Note 7	) )	41,232 (Note 7)	—
Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	116,534	Note 1	—	116,534	—	116,534	100%	(26,966 (Note 7	) )	94,637 (Note 7)	—
Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	58,074	Note 1	—	58,074	—	58,074	100%	(3,178 (Note 7	) )	58,583 (Note 7)	—
Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	—	177,176	—	177,176	100%	(19,187 (Note 7	) )	168,360 (Note 7)	—

Accumulated Investment in Mainland China as of September 30, 2011	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$31,973 (US$ 1,010)	$48,169 (US$ 1,500)	$392,180 (Note 3)
13,862 (US$ 431)	79,882 (US$ 2,500)	1,263,009 (Note 4)
261,696 (US$ 9,000)	261,696 (US$ 9,000)	2,870,491 (Note 5)
177,176 (US$ 6,000)	177,176 (US$ 6,000)	217,655,228 (Note 6)

(Continued)

Note 1:	Investments were through an holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements, except the recognition of investment gains (losses) of Senao International Co., Ltd. was calculated based on the reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.
Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 7:	The amount was eliminated upon consolidation.
Note 8:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2011	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$162,402	—	—
					Accounts payable	912,218	—	—
					Amounts collected in trust for others	284,884	—	—
					Revenues	770,956	—	—
					Non-operating income and gains	5	—	—
					Operating costs and expenses	5,117,678	—	3
					Property, plant and equipment	5,777	—	—
					Work in process	266	—	—
					Office supplies	3	—	—
					Customer’s deposits	1,410	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	33,906	—	—
					Accounts payable	42,986	—	—
					Amounts collected in trust for others	4,015	—	—
					Revenues	209,530	—	—
					Operating costs and expenses	227,358	—	—
					Customer’s deposits	333	—	—
			Chunghwa Precision Test Tech Co., Ltd.	a	Accounts receivable	28	—	—
					Accounts payable	3	—	—
					Revenues	1,577	—	—
					Non-operating income and gains	207	—	—
					Operating costs and expenses	2	—	—
					Customer’s deposits	157	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	5,973	—	—
					Accounts payable	10,493	—	—
					Amounts collected in trust for others	105,867	—	—
					Revenues	11,188	—	—
					Operating costs and expenses	20,757	—	—
					Work in process	4,236	—	—
					Office supplies	40	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	13,121	—	—
					Accounts payable	276,223	—	—
					Revenues	5,813	—	—
					Non-operating income and gains	932	—	—
					Operating costs and expenses	373,964	—	—
					Property, plant and equipment	561,182	—	—
					Office supplies	1,335	—	—
					Work in process	261,926	—	—
					Spare parts	567	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
					Intangible assets	$105,255	—	—
					Other deferred expenses	4,539	—	—
					Customer’s deposits	20,670	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	26,339	—	—
					Accounts payable	67,077	—	—
					Revenues	75,094	—	—
					Operating costs and expenses	170,512	—	—
					Property, plant and equipment	17,538	—	—
					Customer’s deposits	14,944	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	82,513	—	—
					Accounts payable	82,402	—	—
					Revenues	82,316	—	—
					Operating costs and expenses	44,939	—	—
			Spring House Entertainment Tech. Inc.	a	Accounts receivable	2,463	—	—
				a	Accounts payable	3,317	—	—
					Amounts collected in trust for others	28,121	—	—
					Revenues	7,640	—	—
					Non-operating income and gains	1	—	—
					Operating costs and expenses	30,567	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	9,339	—	—
					Accounts payable	5,435	—	—
					Revenues	30,519	—	—
					Operating costs and expenses	47,697	—	—
					Property, plant and equipment	37,591	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	19,017	—	—
					Revenues	100,916	—	—
			Chunghwa Telecom Singapore Co., Ltd.	a	Accounts receivable	2,884	—	—
					Accounts payable	3,392	—	—
					Revenues	30,762	—	—
					Operating costs and expenses	27,041	—	—
			Chunghwa Investment Co., Ltd.	a	Revenues	3	—	—
			Chunghwa Telecom (China) Co., Ltd.	a	Accounts payable	910	—	—
					Revenues	4,254	—	—
			Smartfun Digital Co., Ltd.	a	Revenues	5	—	—
			Chunghwa Telecom Vietnam Co., Ltd.	a	Accounts payable	635	—	—
					Operating costs and expenses	635	—	—
					Customers’ deposits	8	—	—
			Chunghwa Sochamp Technology Inc.	a	Revenues	25	—	—
			International Integrated System Inc.	a	Revenues	4,085	—	—
					Operating costs and expenses	76,494	—	—
								—
	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	932,463	—	—
					Other receivables	264,609	—	—
					Prepaid expenses	30	—	—
					Accounts payable	2,934	—	—
					Other payables	159,468	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
					Advances from customers	$23,271	—	—
					Revenues	5,146,933	—	3
					Non-operating income and gains	62	—	—
					Purchase	735,322	—	—
					Operating costs and expenses	35,634	—	—
					Non-operating costs and expenses	5	—	—
					Refundable deposits	1,410	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	17	—	—
			Spring House Entertainment Tech. Inc.	c	Revenues	336	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	38	—	—
			CHIEF Telecom Inc.	c	Revenues	1	—	—
			Light Era Development Co., Ltd	c	Revenues	199	—	—
			International Integrated System Inc.		Revenues	246	—	—
	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	44,903	—	—
					Prepaid expenses	2,098	—	—
					Accounts payable	33,818	—	—
					Advances from customers	88	—	—
					Revenues	227,358	—	—
					Operating costs and expenses	209,530	—	—
					Refundable deposits	333	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	1	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	69	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Accounts receivable	1,144	—	—
					Accounts payable	286	—	—
					Revenues	6,473	—	—
					Operating costs and expenses	4,284	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	76	—	—
					Revenues	645	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Accounts payable	1,119	—	—
					Operating costs and expenses	3,910	—	—
			Chunghwa Telecom Global, Inc.	c	Operating costs and expenses	19	—	—
			Yao Yong Real Property Co., Ltd.	c	Operating costs and expenses	65,010	—	—
	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	276,042	—	—
					Prepaid expenses	181	—	—
					Accounts payable	262	—	—
					Amounts collected in trust for others	12,859	—	—
					Other deferred revenues	136,850	—	—
					Revenues	1,171,918	—	1
					Operating costs and expenses	6,745	—	—
					Refundable deposits	20,670	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	17	—	—
			CHIEF Telecom Inc.	c	Operating costs and expenses	69	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	1,246	—	—
			Chunghwa Telecom Global Inc.	c	Revenues	354	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Spring House Entertainment Tech. Inc.	c	Accounts receivable	$166	—	—
					Revenues	835	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Revenues	209	—	—
			International Integrated System Inc.	c	Revenues	5,382	—	—
					Operating costs	82	—	—
	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	6,917	—	—
					Accrued custodial receipts	105,347	—	—
					Prepaid expenses	4,096	—	—
					Accounts payable	2,904	—	—
					Amounts collected in trust for others	1,365	—	—
					Advances from customers	5,940	—	—
					Revenues	20,769	—	—
					Operating costs and expenses	11,160	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	38	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	1,246	—	—
			Chunghwa Telecom (China) Co., Ltd.	c	Revenues	59	—	—
	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	67,071	—	—
					Prepaid expenses	6	—	—
					Accounts payable	26,339	—	—
					Revenues	188,050	—	—
					Operating costs and expenses	75,094	—	—
					Refundable deposits	14,944	—	—
			CHIEF Telecom Inc.	c	Revenues	19	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	354	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	133	—	—
					Revenues	324	—	—
	7	Spring House Entertainment Tech. Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	31,438	—	—
					Accrued expenses	511	—	—
					Advances from customers	1,952	—	—
					Revenues	30,567	—	—
					Operating costs and expenses	7,641	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	336	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	166	—	—
					Operating costs and expenses	835	—	—
	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	82,402	—	—
					Accounts payable	82,513	—	—
					Revenues	44,939	—	—
					Operating costs and expenses	82,316	—	—
			CHIEF Telecom Inc.	c	Accounts payable	76	—	—
					Operating costs and expenses	645	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Operating costs and expenses	3,993	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$15,326	—	—
					Prepaid expenses	3,533	—	—
					Operating costs and expenses	100,706	—	—
					Inventory	158	—	—
					Intangible assets	210	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	199	—	—
			International Integrated System Inc.	c	Revenues	5,175	—	—
					Operating costs	48	—	—
	9	Chunghwa Telecom Singapore Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,392	—	—
					Accounts payable	2,884	—	—
					Revenues	27,041	—	—
					Operating costs and expenses	30,762	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	286	—	—
					Accounts payable	1,144	—	—
					Revenues	4,284	—	—
					Operating costs and expenses	6,473	—	—
			Donghwa Telecom Co., Ltd.	c	Revenues	3,993	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Prepaid expenses	569	—	—
	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	5,435	—	—
					Accounts payable	9,339	—	—
					Revenues	85,288	—	—
					Operating costs and expenses	30,519	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	1,119	—	—
					Revenues	3,910	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Advances from customers	569	—	—
	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	3	—	—
	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3	—	—
					Accounts payable	28	—	—
					Operating costs and expenses	1,784	—	—
					Non-operating income and gains	2	—	—
					Refundable deposits	157	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	209	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	133	—	—
					Operating costs and expenses	324	—	—
	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	65,010	—	—
	30	Chunghwa Telecom (China) Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	910	—	—
					Revenues	4,254	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	59	—	—
	31	Smartfun Digital Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	5	—	—
					Refundable deposits	8	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	32	Chunghwa Telecom Vietnam Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$635	—	—
					Revenues	635	—	—
	33	Chunghwa Sochamp Technology Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	25	—	—
2010	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	296,852	—	—
					Accounts payable	743,356	—	—
					Amounts collected in trust for others	230,663	—	—
					Revenues	1,207,271	—	1
					Non-operating income and gains	33	—	—
					Operating costs and expenses	3,736,432	—	2
					Property, plant and equipment	1,799	—	—
					Work in process	91	—	—
					Office supplies	118	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	22,250	—	—
					Accounts payable	41,079	—	—
					Amounts collected in trust for others	3,431	—	—
					Revenues	186,349	—	—
					Operating costs and expenses	217,222	—	—
			Unigate Telecom Inc.	a	Revenues	218	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	20,696	—	—
					Accounts payable	6,980	—	—
					Amounts collected in trust for others	109,775	—	—
					Revenues	11,670	—	—
					Non-operating income and gains	21	—	—
					Operating costs and expenses	24,446	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	3,950	—	—
					Accounts payable	147,253	—	—
					Payables to contractors	21,000	—	—
					Revenues	18,392	—	—
					Non-operating income and gains	414	—	—
					Operating costs and expenses	506,302	—	—
					Property, plant and equipment	316,881	—	—
					Work in process	54,388	—	—
					Spare parts	3,671	—	—
					Spare parts in transit	3,746	—	—
					Intangible assets	8,284	—	—
					Other deferred expenses	986	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	28,215	—	—
					Accounts payable	48,077	—	—
					Revenues	55,121	—	—
					Operating costs and expenses	104,406	—	—
					Property, plant and equipment	18,407	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	19,504	—	—
					Accounts payable	32,994	—	—
					Operating costs and expenses	3,366	—	—
					Property, plant and equipment	30,854	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Spring House Entertainment Inc.	a	Accounts receivable	$19,025	—	—
					Accounts payable	21,798	—	—
					Revenues	1,986	—	—
					Operating costs and expenses	39,669	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	4,995	—	—
					Accounts payable	2,980	—	—
					Revenues	10,024	—	—
					Operating costs and expenses	18,932	—	—
					Property, plant and equipment	5,994	—	—
			Light Era Development Co., Ltd.	a	Accounts receivable	1,572	—	—
					Accounts payable	494	—	—
					Revenues	21,368	—	—
					Operating costs and expenses	669	—	—
			Chunghwa Telecom Singapore Co., Ltd.	a	Accounts receivable	911	—	—
					Accounts payable	2,484	—	—
					Revenues	10,826	—	—
					Operating costs and expenses	20,106	—	—
			InfoExplorer Co., Ltd.	a	Accounts payable	23,936	—	—
					Revenues	1,738	—	—
					Operating costs and expenses	84,717	—	—
					Property, plant and equipment	54,310	—	—
					Work in process	23,547	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	5,239	—	—
					Accounts payable	3	—	—
					Revenues	1,825	—	—
					Non-operating income and gains	563	—	—
					Operating costs and expenses	1	—	—
	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	729,689	—	—
					Accrued custodial receipts	241,647	—	—
					Prepaid expenses	2,683	—	—
					Accounts payable	66,197	—	—
					Amounts collected in trust for others	230,655	—	—
					Revenues	3,738,429	—	2
					Non-operating income and gains	11	—	—
					Operating costs and expenses	1,207,271	—	1
					Non-operating costs and expenses	33	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	4	—	—
			Spring House Entertainment Inc.	c	Revenues	59	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	56	—	—
					Operating costs and expenses	252	—	—
			InfoExplorer Co., Ltd.	c	Revenues	1	—	—
			CHIEF Telecom Inc.	c	Revenues	7	—	—
			Light Era Development Co., Ltd.	c	Revenues	178	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$44,510	—	—
					Accounts payable	22,161	—	—
					Advances from customers	89	—	—
					Revenues	217,222	—	—
					Operating costs and expenses	186,349	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	7	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	8	—	—
					Revenues	147	—	—
					Operating costs and expenses	8	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	69	—	—
					Advances from customers	27	—	—
					Revenues	698	—	—
			Yao Yong Real Property Co., Ltd.	c	Non-operating income and gains	72	—	—
					Operating costs and expenses	50,640	—	—
	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	168,253	—	—
					Accounts payable	3,950	—	—
					Revenues	842,068	—	—
					Non-operating income and gains	52,190	—	—
					Operating costs and expenses	18,806	—	—
			CHIEF Telecom Inc.	c	Accounts payable	8	—	—
					Revenues	8	—	—
					Operating costs and expenses	147	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	1,304	—	—
					Operating costs and expenses	78	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	4	—	—
			InfoExplorer Co., Ltd.	c	Accounts payable	214	—	—
					Revenues	3,802	—	—
					Operating costs and expenses	214	—	—
			Light Era Development Co., Ltd.	c	Revenues	2	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Revenues	234	—	—
			Chunghwa Telecom Global, Inc.	c	Revenues	2	—	—
	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	5,503	—	—
					Accrued custodial receipts	109,775	—	—
					Prepaid expenses	1,477	—	—
					Accounts payable	19,785	—	—
					Advances from customers	911	—	—
					Revenues	24,446	—	—
					Operating costs and expenses	11,691	—	—
			Senao International Co., Ltd.	c	Revenues	252	—	—
					Operating costs and expenses	56	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	78	—	—
					Operating costs and expenses	1,304	—	—
	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	48,064	—	—
					Prepaid expenses	13	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
					Accounts payable	$27,565	—	—
					Advances from customers	650	—	—
					Revenues	104,406	—	—
					Non-operating income and gains	18,407	—	—
					Operating costs and expenses	55,121	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	76	—	—
					Revenues	1,233	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	2	—	—
	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	21,798	—	—
					Advances from customers	19,025	—	—
					Revenues	39,669	—	—
					Operating costs and expenses	1,986	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	59	—	—
	15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	218	—	—
	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	32,994	—	—
					Accounts payable	8,983	—	—
					Advances from customers	10,521	—	—
					Revenues	34,220	—	—
			CHIEF Telecom Inc.	c	Prepaid expenses	27	—	—
					Accounts payable	69	—	—
					Operating costs and expenses	698	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Accounts payable	874	—	—
					Operating costs and expenses	132	—	—
	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	494	—	—
					Accounts payable	1,572	—	—
					Revenues	669	—	—
					Operating costs and expenses	21,368	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	178	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	2	—	—
			InfoExplorer Co., Ltd.	c	Revenues	652	—	—
					Non-operating costs and expenses	5	—	—
	9	Chunghwa Telecom Singapore Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,484	—	—
					Accounts payable	842	—	—
					Advances from customers	69	—	—
					Revenues	20,106	—	—
					Operating costs and expenses	10,826	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	874	—	—
					Revenues	132	—	—
	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	23,936	—	—
					Advances from customers	23,547	—	—
					Revenues	139,027	—	—
					Operating costs and expenses	1,738	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	$214	—	—
					Revenues	214	—	—
					Operating costs and expenses	3,802	—	—
			Light Era Development Co., Ltd.	c	Non-operating income and gains	5	—	—
					Operating costs and expenses	652	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	1	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,980	—	—
					Accounts payable	4,995	—	—
					Revenues	24,926	—	—
					Operating costs and expenses	10,024	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	3	—	—
					Accounts payable	5,239	—	—
					Revenues	1	—	—
					Operating costs and expenses	1,825	—	—
					Non-operating costs and expenses	563	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	76	—	—
					Operating costs and expenses	1,233	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	234	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	50,640	—	—
					Operating costs and expenses	72	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms were determined in accordance with mutual agreements.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2011, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the nine months ended September 30, 2011.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Nine months ended September 30, 2011

Revenues from external customers	$59,499,648	$68,952,210	$18,774,879	$11,427,372	$3,952,495	$—	$162,606,604

Intersegment revenues (Note 2)	$11,171,735	$5,133,570	$1,346,442	$1,885,869	$550,722	$(20,088,338)	$—

Segment income before tax	$14,638,991	$21,497,485	$7,369,595	$1,840,288	$(787,542)	$—	$44,558,817

Total assets	$226,544,655	$63,542,003	$18,474,485	$23,500,339	$91,046,556	$—	$423,108,038

Nine months ended September 30, 2010

Revenues from external customers	$52,052,808	$66,628,539	$18,316,062	$11,698,637	$1,438,371	$—	$150,134,417

Intersegment revenues (Note 2)	$10,613,828	$1,556,861	$781,790	$1,234,668	$647,837	$(14,834,984)	$—

Segment income before tax	$13,388,063	$23,257,671	$7,362,203	$2,187,093	$(1,351,668)	$—	$44,843,362

Total assets	$228,187,739	$63,464,869	$17,049,876	$22,447,226	$100,789,812	$—	$431,939,522

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	According to Regulations Governing Network Interconnection among Telecommunications Enterprises Article 20, ownership of the tariffs for the communications between mobile telecommunications network and fixed telecommunications network except for international communications shall follow the following principles:

The tariff is collected from the call-originating subscribers by the call-originating telecommunications enterprises pursuant to the pricing of the mobile telecommunications network enterprises, and the revenue from the tariff belongs to the mobile telecommunications network enterprises. However, from January 1, 2011, the tariff shall be both priced and collected from the call-originating subscribers by the call-originating telecommunications enterprise; revenue from the tariff shall belong to the call-originating telecommunications enterprises as well.

Exhibit 4

1.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the unaudited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 20, 2011 (File No. 001-31731).

1)	Net Income Reconciliation

			Nine Months Ended September 30
			2011	2010
			NT$	NT$
Consolidated net income based on ROC GAAP			$37,846	$37,657
Adjustment:
a.	Property, plant and equipment
	1.	Adjustments of gains and losses on disposal of property, plant and equipment	579	—
	2.	Adjustments for depreciation expenses	82	92
b.	10% tax on unappropriated earnings		852	616
d.	Revenues recognized from deferred income of prepaid phone cards		—	39
e.	Revenues recognized from deferred one-time connection fees		675	874
f.	Share-based compensation		(1)	(4)
g.	Defined benefit pension plan		1	—
i.	Income tax effect of US GAAP adjustments		(169)	(345)
j.	Noncontrolling interests of acquired subsidiary		—	(3)
	Other minor GAAP differences not listed above		(33)	(23)

Net adjustment			1,986	1,246

Consolidated net income based on US GAAP			$39,832	$38,903

Attributable to
	Stockholders of the parent		$39,122	$38,193
	Noncontrolling interests		710	710

			$39,832	$38,903

Basic earnings per common share			$5.02	$3.94

Diluted earnings per common share			$4.99	$3.93

(Continued)

	Nine Months Ended September 30
	2011	2010
	NT$	NT$
Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	7,800,070	9,696,808

Diluted	7,822,312	9,727,012

Net income per pro forma equivalent ADSs
Basic	$50.16	$39.39

Diluted	$49.94	$39.26

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	780,007	969,681

Diluted	782,231	972,701

(Concluded)

2)	Stockholders’ Equity Reconciliation

			September 30
			2011	2010
			NT$	NT$
Total stockholders’ equity based on ROC GAAP			$362,786	$376,651
Adjustment:
a.	Property, plant and equipment
	1.	Capital surplus reduction	(60,168)	(60,168)
	2.	Adjustment on depreciation expenses, and disposal gains and losses	4,949	4,233
	3.	Adjustments of revaluation of land	(5,763)	(5,803)
b.	10% tax on unappropriated earnings		(3,565)	(3,421)
d.	Deferred income of prepaid phone cards
	1.	Capital surplus reduction	(2,798)	(2,798)
	2.	Adjustment on deferred income recognition	2,798	2,579
e.	Revenues recognized from deferred one-time connection fees
	1.	Capital surplus reduction	(18,487)	(18,487)
	2.	Adjustment on deferred income recognition	16,375	15,456
f.	Share-based compensation
	1.	Adjustment on capital surplus	15,706	15,704
	2.	Adjustment on retained earnings	(15,706)	(15,704)
g.	1.	Accrual for accumulative other comprehensive income under pension guidance	(611)	(3)
	2.	Accrual for pension cost	(27)	(28)
h.	Adjustment for pension plan upon privatization
	1.	Adjustment on capital surplus	1,782	1,782
	2.	Adjustment on retained earnings	(9,665)	(9,665)

(Continued)

		September 30
		2011	2010
		NT$	NT$
i.	Income tax effect of US GAAP adjustments	$4,607	$4,893
j.	Noncontrolling interests of acquired Subsidiary	(29)	25
	Other GAAP differences not listed above	118	159

Net adjustment		(70,484)	(71,246)

Total equity based on US GAAP		$292,302	$305,405

Attributable to
	Stockholders of the parent	$288,485	$301,716
	Noncontrolling interests	3,817	3,689

		$292,302	$305,405

(Concluded)

3)	Cash Flows Differences

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits and other liabilities are reclassified to operating activities under U.S. standards. In addition, the effect of change on consolidated subsidiaries, which was shown as a separate item under ROC standards, is reclassified to investing activities under U.S. standards.

Note 1:	There is a significant difference in the classification of items on the statements of income under ROC GAAP and US GAAP. Those items include:

(1)	Gains (losses) on disposal of property, plant and equipment and other assets, and impairment loss on property, plant and equipment and other assets, and other assets and loss arising from natural calamities:

- Under ROC GAAP: Such accounts are included in non-operating income (expenses).

- Under US GAAP: Such accounts are included in cost of revenues.

2.	RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In May 2011, the Financial Accounting Standards Board (FASB) amended the accounting standards relating to fair value measurements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards (IFRSs). The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011 and early adoption is not permitted. The Company is currently evaluating the impact of the adoption of the update.

In June 2011, the FASB issued new amendments relating to that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and early adoption is permitted. The adoption of the amendments did not have a material effect on the Company’s consolidated financial statements.

In September 2011, the FASB issued new amendments relating to that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. Under the amendments in this update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption is permitted. The Company is currently evaluating the impact of the adoption of the update.